Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

Dated October 29, 2016

Between

SUNCOR ENERGY INC.

And

9952110 CANADA INC.

i

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v

SHARE PURCHASE AGREEMENT

This Agreement dated October 29, 2016, between

SUNCOR ENERGY INC., a corporation existing under the laws of Canada

(the “Vendor”)

and

9952110 CANADA INC., a corporation existing under the laws of Canada

(the “Purchaser”)

RECITALS

A. The Vendor is the registered and beneficial owner of all of the issued and outstanding shares in the capital of PCLI.

B. PCLI and the PCLI Subsidiaries collectively conduct the Business.

C. The Purchaser wishes to purchase and the Vendor wishes to sell all of the issued and outstanding shares in the capital of PCLI, on and subject to the terms and conditions of this Agreement.

D. Concurrently with the execution and delivery of this Agreement and, as a condition and material inducement to the Vendor’s execution and delivery of this Agreement, HollyFrontier Corporation, a corporation existing under the laws of Delaware (the “Guarantor”) is executing and delivering to the Vendor a guarantee (the “Guarantee”) in the form attached hereto as Exhibit “A”, pursuant to which and subject to the terms and conditions thereof, the Guarantor has guaranteed certain payment and performance obligations of the Purchaser hereunder.

FOR VALUE RECEIVED, the Parties agree as follows:

ARTICLE 1 – INTERPRETATION

Section 1.1	Definitions

In this Agreement:

(1) “Accounting Standards” means: (i) in the case of the Canadian Corporations, IFRS; (ii) in the case of the U.K. Subsidiary, United Kingdom FRS 101, a subset of IFRS; (iii) in the case of the China Subsidiary, accounting principles generally accepted in China; and (iv) in the case of the US Subsidiary, IFRS.

(2) “Additional Employees” means the individuals identified by the Vendor to the Purchaser who are employed or engaged by a member of the Suncor Group and who spend substantially all of their time providing services on behalf of one or more of the Corporations.

(3) “Affiliate” of a Person means any Person that directly or indirectly Controls, is Controlled by, or is under common Control with, that Person, and for greater certainty includes a Subsidiary.

(4) “Agreement” means this agreement and includes all Exhibits and Schedules to this agreement.

(5) “Ancillary Agreements” means any one of and collectively the: (i) Edmonton Refinery Lease; (ii) Feedstock Supply Agreement; (iii) Human Resources Agreement; (iv) Trademark License Agreement; (v) Mississauga Refinery Petro-Pass Lease; (vi) Montreal Refinery Lease; (vii) Natural Gas Supply Agreement; (viii) Offtake Agreement; (ix) Technology Licence Agreement; (x) Sheridan Park Lease Agreement; (xi) Transition Services Agreement; (xii) Product Supply and Services Agreement; (xiii) Winnipeg Lease; (xiv) VGO Supply Agreement; (xv) Oakville Terminal Services Agreement; (xvi) Technology Services Agreement; (xvii) Post-Closing Guarantee, (xviii) the Commercial Agreement Guarantee; and (xix) the Suncor Commercial Guarantee.

(6) “Annual Financial Statements” means the audited consolidated financial statements of PCLI as at and for the fiscal year ended December 31, 2015 consisting of the consolidated balance sheet and consolidated statements of income, cash flows and shareholders’ equity for the period then ended, the notes thereto and the report of the auditors thereon, a copy of which are attached hereto as Schedule 1.1(6).

(7) “Applicable Law” means, in respect of any Person, property, transaction, event or other matter, any law, statute, regulation, code, ordinance, principle of common law or equity, municipal by-law, treaty or Order, domestic or foreign, applicable to that Person, property, transaction, event or other matter and, whether or not having the force of law, all applicable requirements, requests, official directives, rules, consents, approvals, authorizations, guidelines and policies of any Governmental Authority having authority over that Person, property, transaction, event or other matter and regarded by such Governmental Authority as requiring compliance.

(8) “Associated Goodwill” means, with respect to an item of Intellectual Property, all goodwill associated with such Intellectual Property, and all causes of action (resulting from past and future infringement, misappropriation, or other violation thereof), damages, and remedies relating to any and all of the foregoing.

(9) “Basket” has the meaning given to it in Section 7.6(2).

(10) “Benefit Plans” means all benefit plans, arrangements, agreements, programs, policies, practices, perquisites, and undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered including any salary, wages and other pay, employee benefit, welfare, supplemental unemployment benefit, bonus, pensions, profit sharing, executive compensation, incentive compensation, stock compensation, stock purchase, stock option, share appreciation rights, phantom stock option, share unit, savings, severance or termination pay, retirement, supplementary retirement, hospitalization insurance, salary continuation, allowances, legal, health or other medical, dental, spending accounts, life, accident, critical illness, disability, education, vacation, time off, service awards or other insurance (whether insured or self-insured) plan, program, agreement or arrangement, maintained, contributed to or provided for, or required to be maintained, contributed to or provided for, or under which any of PCLI or the PCLI Subsidiaries is a party to, or bound by, or under which PCLI or any of the PCLI Subsidiaries has any liability or contingent liability, for the benefit of the current and former directors, officers, contractors, shareholders or employees (including the Additional Employees) and/or each of their spouses, dependants and beneficiaries. In the case of the Canadian Corporations, Benefit Plans does not include the Canada Pension Plan as maintained by the Government of Canada and the Quebec Pension Plan operated by the Government of Quebec and in the case of the other PCLI Subsidiaries Benefit Plans does not include government-sponsored pension and social security programs in other jurisdictions and such plans are not Benefit Plans for the purposes of this Agreement or the Human Resources Agreement.

(11) “Books and Records” means the Financial Records and all other books, records, files and papers of the Corporations including drawings, engineering information, manuals and data, sales and advertising materials, sales and purchase correspondence, research and development records, registration certificates, Intellectual Property docket reports, counsel lists, and other records relating to Owned Intellectual Property or Associated Goodwill, lists of present and former customers and suppliers, personnel, employment, and other records, and the minute and share certificate books of the Corporations and all records, data and information stored electronically, digitally or on computer-related media.

(12) “Business” means the business of manufacturing, supplying and selling a variety of lubricants, specialty fluids and greases as conducted by the Corporations at the date hereof, provided for certainty that the Business does not include the ownership of the Intelligro Intellectual Property.

(13) “Business Day” means a day on which banks are open for business in Toronto, Ontario, Canada but does not include a Saturday, Sunday and any other day which is a legal holiday in such city.

(14) “Business Intellectual Property” means collectively the Owned Intellectual Property and the Licensed Intellectual Property.

(15) “Canadian Corporations” means collectively PCLI and the Canadian Subsidiaries.

(16) “Canadian Dollars”, “Dollars” and the symbol “$” each means the lawful currency of Canada.

(17) “Canadian Subsidiaries” means (i) 7037619 Canada Inc., a corporation existing under the laws of Canada and (ii) Petro-Canada Asia Pacific Holding Co. Ltd., a corporation existing under the laws of Canada.

(18) “CASIA” means CASIA Environmental Association, Inc.

(19) “Casualty” has the meaning given to it in Section 10.1.

(20) “China Subsidiary” means Jia Shi Lubricants Trading (Shanghai) Co. Ltd.

(21) “Closing” means the closing of the Transaction.

(22) “Closing Date” means the date that is five (5) Business Days following the day on which the satisfaction or waiver of the last of the conditions set forth in Article 6 occurs (other than those conditions that by their terms are to be satisfied at Closing).

(23) “Closing Financial Statements” means the unaudited consolidated financial statements of PCLI as at and for the fiscal period ended at the Effective Closing Time, consisting of a balance sheet and statement of income and loss for the period then ended, as finally settled pursuant to Section 2.4.

(24) “Closing Financial Statements Dispute” has the meaning given to it in Section 2.3.

(25) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(26) “Commercial Agreement Guarantee” means the Commercial Agreement Guarantee delivered by HollyFrontier Corporation, in substantially the form attached as Exhibit “T”.

(27) “Commodity Taxes” means all Taxes levied on or measured by, or referred to as transfer, land transfer, registration charges, gross receipt, sales, retail sales, use, consumption, goods and services, harmonized sales, value-added, turnover, excise or stamp, all customs duties, countervail, anti-dumping and special import measures, and all import and export Taxes.

(28) “Computer Systems” means all computer hardware, peripheral equipment, networking and communications equipment and software and firmware operating thereon that are used by the Corporations to receive, store, process or transmit data to carry on the Business or to carry on its day to day operations and affairs.

(29) “Confidential Information” means any information relating to the Business or the Corporations, but does not include any information that, subsequent to Closing: (i) is or becomes generally available to the public other than as a result of disclosure directly or indirectly by the Vendor; (ii) is or becomes available to the Vendor on a non-confidential basis from a source other than the Vendor unless known that such source is prohibited from disclosing the information to the Vendor by a contractual, fiduciary or other legal obligation to the Purchaser or the Business; (iii) was independently acquired or developed by the Vendor prior to the Vendor’s disclosure thereof without the use of any Confidential Information or (iv) is required or requested by or pursuant to Applicable Law to be disclosed.

(30) “Confidentiality Agreement” has the meaning given to it in Section 5.6.

(31) “Consent” means any consent, approval, permit, waiver, ruling, exemption or acknowledgement from any Person (other than the Corporations) which is required in respect of or pursuant to the terms of any Material Contract or any Licence that is of material importance to the ongoing operation of the Business in the Ordinary Course of Business, taken as a whole, in each case in connection with the Transaction.

(32) “Contaminant” means any substance, product, element, radiation, vibration, sound or matter: (i) that is included in any definition of “hazardous product”, “dangerous goods”, “waste”, “toxic substance”, “contaminant”, “pollutant”, “deleterious substance” or words of similar import under any Environmental Laws, or (ii) the presence of which in the environment may affect adversely the quality of the environment in any material way.

(33) [Reserved]

(34) “Contracts” means all contracts, agreements, leases (including the Leases) and arrangements (whether oral or written) to which any of the Corporations are a party or by which the Corporations or any of their respective properties or assets or the Business is bound or under which any of the Corporations has rights, provided that for the purposes of this Agreement Contracts shall not include any contracts, agreements or arrangements related to Benefit Plans.

(35) “Control” of a Person by another Person means that the second Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of the first Person, whether through the ownership of securities, by contract or by any other means and “controlled by” and “under common control with” have corresponding meanings.

(36) “Corporations” means collectively PCLI and the PCLI Subsidiaries.

(37) “Damages” means any and all loss, liability, cost, fine, penalty, assessment, damages available at law or in equity, expense, including the costs and expenses of any action, application, claim, complaint, suit, proceeding, demand, judgement, settlement or compromise relating thereto, but excluding (a) loss of profits and any consequential, special, exemplary, aggravated or punitive damages except in each case to the extent actually payable to a non-Affiliate of the Indemnified Party in respect of a Third Party Claim in accordance with Article 7; (b) any contingent liability until it becomes actual; or (c) any of the foregoing arising out of or in connection with the tax planning of the Purchaser or its Affiliates (including the Corporations after Closing), unless the foregoing arise either (i) as a result from a breach of the representations and warranties set forth in Section 3.3(11) or (ii) are indemnifiable pursuant to Section 7.4(f).

(38) “Data Room” means the Merrill electronic data room made available by the Vendor in connection with the Transaction to which the Purchaser has been given access.

(39) “Data Room Index” has the meaning given to it in Section 1.7.

(40) “Deferred Land Transfer Tax” has the meaning given to it in Section 3.3(5)(p).

(41) “De Minimis Amount” has the meaning given to it in Section 7.6(1).

(42) “Dependent Contractors” means a person, whether or not employed under a contract of employment, and whether or not furnishing tools, vehicles, equipment, machinery, material, or any other thing owned by the dependent contractor, who performs work or services for another person for compensation or reward on such terms and conditions that the dependent contractor is in a position of economic dependence upon, and under an obligation to perform duties for, that person more closely resembling the relationship of an employee than that of an independent contractor.

(43) “Designated Employees” has the meaning given to it in Section 3.5(6)(j).

(44) “Direct Claim” has the meaning given to it in Section 7.7.

(45) “Disclosure Certificate” is a certificate containing the information required by Section 3.4(2), Section 3.4(2)(b)(ii), Section 3.4(3), Section 3.4(4), Section 3.4(5), Section 3.5(3), Section 3.5(4), Section 3.5(6) and Section 3.6(1)(b) to be delivered from Vendor to Purchaser in connection with the execution and delivery of this Agreement.

(46) “Dispute Notice” has the meaning given to it in Section 2.3.

(47) “Edmonton Refinery Lease” means an agreement between the Vendor of the first part and PCLI of the second part regarding PCLI’s lease of a certain warehouse space in Edmonton, Alberta, in substantially the form attached as Exhibit “B”.

(48) “Effective Closing Time” means 12:00 am on the Closing Date.

(49) “Employees” means all individuals employed by the Corporations and the Additional Employees, including any that are on medical, short-term or long-term disability leave, or other statutory or authorized leave or absence, other than Excluded Employees.

(50) “Employee Bargaining Organization” means a group comprised of hourly paid Employees at the PCLI Edmonton Lubricants Warehouse covered by an agreement that sets out the terms and conditions of employment.

(51) “Employment Claims” has the meaning set out in Section 3.6(1)(c).

(52) “Employment Laws” means all Applicable Law relating to employment, labour and benefits (including pensions), including those requirements or practices relating to wages, hours of work, overtime, employment or labour standards, works council, collective bargaining, labour or industrial relations, all employee pension benefits, employee benefits, human rights, pay equity, employment equity, immigration, accessibility, privacy, workers’ compensation or workplace safety and insurance, occupational health and safety, required employer payroll or other taxes, employment or unemployment insurance, income tax withholdings and government social security plans.

(53) “Encumbrance” means any charge, mortgage, lien, pledge, claim, restriction, security interest, mortgage, hypotec, deed of trust, easement, servitude or other encumbrance whether created or arising by agreement, statute or otherwise at law, attaching to property, interests or rights, but excluding any of the foregoing created by the articles of incorporation, or by-laws (or equivalent governing document) or other constating documents of any Person.

(54) “Environmental Claim” includes a claim, notice, administrative order, citation, complaint, summons, writ, proceeding or demand relating to remediation, investigation, monitoring, emergency response, decontamination, restoration or other action under any Environmental Laws or any notice, claim, demand or other communication alleging or asserting liability, either direct or indirect, and either in whole or by way of contribution or indemnity, for investigatory, monitoring or cleanup costs, Governmental Authority response costs, Damages, personal injuries, fines, penalties or for other relief, and arising out of, based on or resulting from (i) the presence, or Release into the environment, of any Contaminant, or (ii) any non-compliance or alleged non-compliance with any Environmental Laws.

(55) “Environmental Laws” means all Applicable Law relating to the protection of the environment, human health and safety (but for certainty excluding Employment Laws) and natural resources and the presence, generation, storage, disposal, handling or emission of or exposure to Contaminants.

(56) “Environmental Permits” includes all Orders, permits, certificates, approvals, consents, registrations and licences issued by any Governmental Authority under Environmental Laws.

(57) “ERISA” means the Employee Retirement Income Security Act of 1974, and the rules and the regulations promulgated thereunder.

(58) “ERISA Affiliate” means any entity which is a member of a “controlled group of corporations” with or under “common control” with the Corporations, as defined in Section 414(b) or (c) of the Code.

(59) “Excluded Employees” means:

(a)	up to three (3) Employees to be identified by the Vendor not later than thirty (30) days prior to Closing; and

(b)	the Excluded Intelligro Employees;

each of whom the Vendor may, at its sole option and without any adjustment to the Purchase Price, transfer their employment to another member of the Suncor Group prior to the Closing Date.

(60) “Excluded Intelligro Employees” means up to nine (9) Employees to be identified by the Vendor not later than thirty (30) days prior to Closing and whose responsibilities relate primarily to research and development in association with the Intelligro Business.

(61) “Excluded Pre-Closing Environmental Liabilities” means all Damages arising from Third Party Claims under Environmental Law and arising out of or related to (a) any real property that was previously, but is not currently, owned, leased, or operated by any of the Corporations as of the Closing; and (b) the disposal in the United States of any Contaminant arising from the operation of the Business or the Corporations before the Closing otherwise than in accordance with Environmental Laws.

(62) “Extension Notice” has the meaning given to it in Section 10.2(c).

(63) “Feedstock Supply Agreement” means an agreement for the supply by an Affiliate of the Vendor of feedstock materials to PCLI for use in the Business after the Closing in substantially the form attached as Exhibit “C”.

(64) “Financial Records” means all books of account of the Corporation and other financial data and information of the Corporations directly related to such books of account and includes all such records, data and information stored electronically, digitally or on computer-related media.

(65) “Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any government department, body, ministry, agency, tribunal, commission, board, court, bureau or other authority exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government (and for greater certainty, the foregoing, in the case of each Corporation and the Business, is limited to the jurisdictions in which such Corporation or the Business operates).

(66) “Guarantee” has the meaning given to it in Recital D.

(67) “Guarantor” has the meaning given to it in Recital D.

(68) “Human Resources Agreement” means an agreement between the Vendor and certain of its Affiliates of the first part and the Purchaser and the Corporations of the second part regarding the treatment of Benefit Plans and other employee terms and conditions of employment, including transition and related matters in connection with the Transaction in substantially the form attached as Exhibit “D”.

(69) “Hydrocarbon Inventory” means the feedstock, by-products, basestocks, intermediates and finished lubricants inventory of the Corporations, as determined pursuant to the Working Capital Protocol.

(70) “Hydrocarbon Inventory Target” means $220,000,000.00.

(71) “Hydrocarbon Inventory Value” means the value of Hydrocarbon Inventory determined as of the Effective Closing Time pursuant to the Working Capital Protocol.

(72) “IFRS” means, at any time, generally accepted accounting principles as set out in the applicable Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

(73) “Indebtedness” of any Person means, without duplication, (i) the principal of and accrued interest in respect of (A) indebtedness of such Person for borrowed money and (B) any indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (ii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction that has been drawn and not paid, (iii) all obligations of such Person under sale-and-lease back transactions, agreements to repurchase securities sold and other similar financing transactions, (iv) all obligations of such Person to pay the deferred purchase price of property or services, other than trade payables arising in the Ordinary Course of Business, and to the extent such deferral period exceeds one (1) year, (v) all obligations of such Person under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other similar agreements, (vi) all capitalized lease obligations and (vii) any indebtedness of another

Person of a type referred to in clauses (i) through (vi) which is guaranteed by such Person, in each of the foregoing cases, to the extent such liabilities are not included as liabilities in the calculation of the Non-Inventory Working Capital.

(74) “Indemnified Party” means any Person entitled to indemnification under this Agreement.

(75) “Indemnifier” means any Person obligated to provide indemnification under this Agreement.

(76) “Indemnity Payment” means any amount of any Damages required to be paid pursuant to Section 7.4 or Section 7.5.

(77) “Infringing” has the meaning given to it in Section 3.4(5)(c).

(78) “Intellectual Property” means all intellectual property and proprietary rights anywhere in the world, including trade-marks and trade-mark applications, trade dress, trade names, patents and patent applications, copyrights, domain names, industrial designs, trade secrets, know-how, formulae, processes, inventions, technical expertise, research data and other similar property, all associated registrations and applications for registration, and all associated rights, including moral rights.

(79) “Intelligro Business” means the business known as Intelligro for the research, development, manufacturing, distribution, sale and promotion of certain plant protection products as conducted by the Corporations at the date hereof.

(80) “Intelligro Intellectual Property” means the Licensed Technology and the Licensed Marks, each as defined in the Technology Licence Agreement.

(81) “Interim Financial Statements” means the unaudited consolidated financial statements of PCLI as at and for the six (6) month period ended June 30, 2016, consisting of a balance sheet and statement of income and loss for the period then ended, a copy of which are attached hereto as Schedule 1.1(81).

(82) “Interim Period” means the period from and including the date of this Agreement to and including the Effective Closing Time on the Closing Date.

(83) “Inventories” means the following seven (7) categories of inventories of the Business: (i) Materials, Supplies & Packaging; (ii) Additives; (iii) Finished Lubricants; (iv) Feed Stock; (v) By-Products; (vi) Basestocks; and (vii) Intermediates, as such categories of inventories are defined in the Working Capital Protocol.

(84) “Investment Canada Act Approval” means approval by the Minister as prescribed under Part IV of the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp).

(85) “ITA” means the Income Tax Act (Canada).

(86) “Leased Premises” has the meaning given to it in Section 3.4(3)(b).

(87) “Leases” has the meaning given to it in Section 3.4(3)(a).

(88) “Licence” means any licence, permit (including the Environmental Permits), authorization, approval or other evidence of authority issued or granted to, conferred upon, or otherwise created for, the Corporations by any Governmental Authority.

(89) “Licensed Intellectual Property” means all Intellectual Property owned by a third party, including the Vendor and its Affiliates (but excluding the Corporations), and licensed to or purported to be licensed to one or more of the Corporations, under a written licence or sublicence agreement to which at least one of the Corporations is a party, for use in the Business.

(90) “Major Loss” has the meaning given to it in Section 10.1.

(91) “Material Adverse Effect” means any event, change, effect or circumstance (each, an “Effect”) that is materially adverse to the Business or financial condition of the Corporations, taken as a whole; provided, however, that no Effect affecting, arising out of or relating to any of the following, alone or in combination, shall be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect (i) financial, securities, credit, commodity or currency markets (including changes in prevailing interest or exchange rates and including any disruption in such markets and any decline in the price of any security or any market index) or general economic, business or regulatory conditions globally or in any country or region thereof; (ii) the industries in which the Corporations operate; (iii) national or international political or social conditions, including armed hostilities, national emergency or acts of war (whether or not declared), sabotage, terrorism, changes in government, military actions or “force majeure” events, or any escalation or worsening of any of the foregoing; (iv) earthquakes, hurricanes, floods, tornados, tsunamis, forest fires, wildfires, mudslides, other natural disasters, weather conditions, power outages, or other “acts of God”; (v) changes or proposed changes in Applicable Laws or Accounting Standards or other accounting rules, or the interpretation, implementation or enforcement thereof by any applicable independent accounting standards-setting body; (vi) any failure to meet any budgets, projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position, for any period (it being understood and agreed that the underlying facts and circumstances that caused such failure that are not otherwise excluded from the definition of a Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect); (vii) the taking of any action required by this Agreement, or taken at the request or with the consent of the Purchaser or its Affiliates; (viii) the failure to take any action if such action is prohibited by Applicable Law or by this Agreement or the failure to take such action is at the request or with the consent of the Purchaser or its Affiliates, or such other Effects to which the Purchaser or its Affiliates has consented; (ix) the negotiation, execution, delivery, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, or any public disclosure relating to any of the foregoing, including: (1) the impact thereof on relationships, contractual or otherwise, with customers, suppliers, partners, employees (including any employee departures or labor union or labor organization activity), financing sources or Governmental Authority, or (2) the impact thereof on revenue, profitability, or cash flows; (x) any communication by the Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Corporations, or any change resulting or arising from the identity of, or any facts or circumstances relating to, the Purchaser or its

Affiliates or (xi) any Effect set forth in the Schedules, provided, that any changes after the date hereof to the condition of such Effect disclosed in the Schedules may, to the extent of the change to the condition, be taken into account in determining whether there has been a Material Adverse Effect; except, in the cases of clauses (i), (ii), (iii), (iv) or (v), to the extent that such Effects materially and disproportionately affect the Business relative to other businesses in the industries in which the Corporations operate, but taking into account for purposes of determining whether there has been a Material Adverse Effect, only any such material and disproportionate adverse impact.

(92) “Material Contracts” has the meaning given to it in Section 3.5(6).

(93) “Material Jurisdiction” means Canada, the United States, the Federal Republic of Germany and the People’s Republic of China, including any local or regional jurisdictions contained therein.

(94) “Materials Supplies & Packaging and Additives Inventory” means the materials, supplies & packaging and the additives inventory of the Corporations, as determined pursuant to the Working Capital Protocol.

(95) “Materials Supplies & Packaging and Additives Inventory Target” means $35,000,000.00.

(96) “MEPP” means a multi-employer pension plan within the meaning of the Pension Benefits Act (Ontario) or its equivalent within the meaning of any pension benefits standards legislation adopted by the federal or any provincial government of Canada, or a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(97) “Mississauga Refinery Petro-Pass Lease” means an agreement between PCLI of the first part and the Vendor of the second part regarding the Vendor’s lease of certain space in Mississauga, Ontario in substantially the form attached as Exhibit “F”.

(98) “Montreal Refinery Lease” means an agreement between the Vendor of the first part and PCLI of the second part regarding PCLI’s lease of certain warehouse space in Montreal, Quebec, in substantially the form attached as Exhibit “G”.

(99) “Natural Gas Supply Agreement” means an agreement for the supply after the Closing by an Affiliate of the Vendor of natural gas in substantially the form attached as Exhibit “H”.

(100) “Net Working Capital” means the net working capital of the Corporations as at the Effective Closing Time, as determined pursuant to the Working Capital Protocol.

(101) “Non-Inventory Working Capital” means the working capital of the Corporations excluding Inventories, as determined pursuant to the Working Capital Protocol.

(102) “Non-Inventory Working Capital Target” means $87,500,000.

(103) “Notice” means any notice, approval, demand, direction, consent, designation, request, document, instrument, certificate or other communication required or permitted to be given by one Party to another under this Agreement.

(104) “Notice of Claim” has the meaning given to it in Section 7.7.

(105) “Oakville Terminal Services Agreement” means an agreement for the provision by an Affiliate of the Vendor of certain terminalling services at the Oakville terminal to PCLI after the Closing in substantially the same form as Exhibit “Q”.

(106) “Offtake Agreement” means an agreement for the supply after the Closing by PCLI to an Affiliate of the Vendor of certain byproducts of PCLI’s production process in substantially the form attached as Exhibit “I”.

(107) “Off-the-Shelf Software Licenses” means non-exclusive licences for or access rights to software that (a) is licensed or made available under “shrink-wrap”, “click-through” or other general commercial terms; (b) is generally commercially available on such commercial terms; and (c) is either (i) licensed or made available for a fee of, or terminable before incurring a fee of, no more than $10,000 in the aggregate or (ii) licensed or made available for annual payments of no more than $10,000 per year.

(108) “Onsite Hardware” has the meaning given to it in the definition of “Vendor Pre-Closing Transactions”.

(109) “Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

(110) “Ordinary Course of Business” means the ordinary and usual course of the routine daily affairs of the Business, consistent with past practice of the Corporations.

(111) “Outside Date” has the meaning given to it in Section 10.2(c).

(112) “Owned Intellectual Property” means all of the Intellectual Property owned or purported to be owned by the Corporations as of the Closing Date.

(113) “Party” means, as the context reasonably requires, the Vendor or the Purchaser, any reference to a Party includes its successors and permitted assigns, and “Parties” means all Parties.

(114) “PCLI” means Petro-Canada Lubricants Inc., a corporation existing under the laws of Canada.

(115) “PCLI Subsidiaries” means the Canadian Subsidiaries, the US Subsidiary, the U.K. Subsidiary, and the China Subsidiary.

(116) “Pension Plans” means Suncor Energy Pension Plan (Registration Number 0321653); Suncor Energy US Pension Plan (Registration Number 51-0403125/003); Suncor Energy 401(k) Savings Plan (Registration Number 51-0403125/001); and PCLI Stakeholder Scheme (effective November 1, 2016) (Scheme Registry Number 12004537).

(117) “Pension Regulator” has the meaning given to it in Section 3.6(3)(g).

(118) “Permitted Encumbrances” means: (i) carrier’s, warehousemen’s, construction, materialmen’s and other similar Encumbrances with respect to amounts that are not yet due and payable or that are being contested in good faith; (ii) Encumbrances for Taxes that are not yet due and payable, or, if due and payable, that are being contested in good faith and for which adequate reserves are reflected on the Closing Financial Statements; (iii) Encumbrances securing rental payments under capital or operating lease arrangements; (iv) restrictions on the transferability of securities arising under Applicable Law; (v) restrictions arising under Applicable Law relating to zoning and other land use that do not, individually or in the aggregate, materially impair the present use or occupancy of the property subject thereto; (vi) defects, easements, rights of way, restrictions, zoning restrictions, encroachments, covenants, claims, leases, subleases or similar items relating to any of the Real Properties or Leased Premises that do not, individually or in the aggregate, materially impair the present use or occupancy of the real property subject thereto or the validity of title to or the value or marketability of any of the Real Properties or Leased Premises; (vii) Encumbrances in favor of landlords, custodians or other service providers arising under Applicable Law in the Ordinary Course of Business that do not, individually or in the aggregate, materially impair the present use or occupancy of the real property subject thereto; (viii) matters which would be disclosed by an up-to-date survey or inspection of any land, buildings, improvements and fixtures erected thereon and all appurtenances related thereto; (ix) such other defects, irregularities or imperfections in title, or Encumbrances, encroachments, covenants, rights of way, restrictions, and exceptions that do not, considered individually or in the aggregate, materially impair the present use or occupancy of the real property subject thereto; (x) any subsisting reservations, limitations, provisos, conditions or exceptions contained in the original grant from the Crown that do not, individually or in the aggregate, materially impair the present use or occupancy of the real property subject thereto; (xi) the exceptions and qualifications in the Land Titles Act (Ontario) (other than paragraphs 3, 4, 5, 11, 12 and 14 of Section 44(1), provided that the exceptions noted in paragraphs 3 and 12 shall be deemed to be Permitted Encumbrances so long as the matters contemplated therein do not, individually or in the aggregate, materially impair the present use or occupancy of the real property subject thereto) and other similar exceptions and qualifications arising pursuant to the comparable laws of other jurisdictions; (xii) pre-emptive or preferential rights of purchase, rights of first refusal or other restrictions on transfer arising under any agreements applicable to the Business or Corporations that are not triggered by this Agreement or the Transaction that do not, individually or in the aggregate, materially impair the present use or occupancy of the real property subject thereto; or (xiii) any Encumbrances granted in the Ordinary Course of Business to a public utility, municipality or Governmental Authority in connection with operations pertaining to the Business that do not, individually or in the aggregate, materially impair the present use or occupancy of the real property subject thereto.

(119) “Person” is to be broadly interpreted and includes an individual, a partnership, a corporation, a trust, a joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature and the executors, administrators, or other legal representatives of an individual in such capacity.

(120) “Personal Information” means any information pertaining to an identifiable individual, including, factual or subjective information, recorded or not, about an employee, contractor, agent, consultant, officer or director of any of the Corporations or any natural person who is a direct or indirect shareholder of the Vendor, including any record that can be manipulated, linked or matched by a reasonably foreseeable method to identify an individual, or any other information about an identifiable individual as defined in Privacy Law, but to the extent excluded under applicable Privacy Law, does not include the name, title or business address or telephone number of an employee of any of the Corporations.

(121) “Post-Closing Guarantee” means the SPA and SPA Ancillary Document Guarantee delivered by HollyFrontier Corporation, in substantially the form attached as Exhibit “S”.

(122) “Pre-Closing Tax Period” means any taxable period ending on or before the Effective Closing Time and that portion of any Straddle Period up to and including the Effective Closing Time.

(123) “Preparing Party” has the meaning given to it in Section 5.8(1).

(124) “Privacy Law” means the Personal Information Protection and Electronics Document Act (Canada), the Personal Information Protection Act (Alberta), the Personal Information Protection Act (B.C.), the Act Respecting the Protection of Personal Information in the Private Sector (Quebec), and any comparable Applicable Law of any other jurisdiction in which the Corporations carry on the Business.

(125) “Product Supply and Services Agreement” means an agreement for the supply by PCLI to the Vendor of certain products of the Business and the Vendor’s provision of distribution services through its wholesalers to PCLI after Closing in substantially the form attached as Exhibit “M”.

(126) “Public Statement” has the meaning given to it in Section 11.5.

(127) “Purchase Price” has the meaning given to it in Section 2.1.

(128) “Purchased Shares” means all of the issued and outstanding shares in the capital of PCLI, being 1,000,001 Class “B” common shares.

(129) “Purchaser Benefit Plans” has the meaning given to it in Section 8.2.

(130) “Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.5, Section 4.6 and Section 4.11.

(131) “Purchaser Indemnified Parties” means the Purchaser, the Corporations (on and from the Closing Date) and their respective directors, officers, employees and agents.

(132) “Purchaser Pre-Closing Transactions” has the meaning given to it in Section 5.5(1).

(133) “Real Properties” has the meaning given to it in Section 3.4(2)(a).

(134) “Receiving Party” has the meaning given to it in Section 5.8(1).

(135) “Required Contract Consents” means the Consents required in connection with the Material Contracts listed on Schedule 1.1(135).

(136) “Required Regulatory Approvals” means the Regulatory Approvals listed on Schedule 1.1(136).

(137) “Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order in connection with the Transaction, or the expiration of any applicable waiting period pursuant to Applicable Law in connection with the Transaction, including any Required Regulatory Approval, to permit the Corporations to carry on the Business after the Closing Date or which is otherwise necessary to permit the Parties to perform their obligations under this Agreement.

(138) “Release” means any release, spill, leak, emission, pumping, injection, deposit, discharge, dispersal, leaching, migration, spraying, abandonment, pouring, emptying, throwing, dumping, placing or exhausting to the atmosphere of a Contaminant.

(139) “Representations Survival Period” has the meaning given to it in Section 7.3(1)(d).

(140) “Reverse Termination Fee” has the meaning given to it in Section 5.3(7)(a).

(141) “Selected Accountant” has the meaning given to it in Section 2.4.

(142) “Sheridan Park Lease Agreement” means an agreement between the Vendor of the first part and PCLI of the second part regarding PCLI’s lease of research and development facilities and related office space in substantially the form attached as Exhibit “K”.

(143) “Statement Date” means the date of the Annual Financial Statements, being December 31, 2015.

(144) “Straddle Period” means any taxation period of any of the Corporations ending after the Effective Closing Time which commenced before the Effective Closing Time.

(145) “Stub Period Returns” has the meaning given to it in Section 5.8(1).

(146) “Subsidiary” of a Person, means another Person under the direct or indirect Control of such Person.

(147) “Suncor Commercial Guarantee” means the Commercial Agreement Guarantee delivered by the Vendor, in substantially the form attached as Exhibit “U”

(148) “Suncor Group” means the Vendor and its Affiliates other than the Corporations.

(149) “Taking” has the meaning given to it in Section 10.1.

(150) “Tax” or “Taxes” includes all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority, including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges, and other assessments or similar charges in the nature of a tax including federal and state and provincial pension plan contributions, employment insurance and unemployment insurance premiums and workers compensation premiums (including any liability incurred or borne by virtue of or under a contract, successor liability or the application of U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of U.S. state, local or non-U.S. Tax Law)), together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges, whether disputed or not.

(151) “Tax Law” means any Applicable Law that imposes Taxes or that deals with the administration or enforcement of liabilities for Taxes.

(152) “Tax Contest” has the meaning given to it in Section 5.8(4).

(153) “Tax Notice” has the meaning given to it in Section 5.8(3).

(154) “Tax Return” means any return, report, declaration, designation, election, undertaking, waiver, notice, filing, information return, statement, form, certificate or any other document or materials relating to Taxes of the Corporations, including any related or supporting information with respect to any of those documents or materials listed above in this Section 1.1(154), filed or to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of Taxes of the Corporations.

(155) “Technology Services Agreement” means an agreement between the Vendor and PCLI in substantially the form attached as Exhibit “R”.

(156) “Technology License Agreement” means an agreement between the Vendor and PCLI in substantially the form attached as Exhibit “E”.

(157) “Third Party Claim” has the meaning given to it in Section 7.7.

(158) “Trademark Licence Agreement” means an agreement between the Vendor and PCLI in substantially the form attached as Exhibit “J”.

(159) “Transaction” means the transaction of purchase and sale of the Purchased Shares and other transactions contemplated by this Agreement.

(160) [Reserved]

(161) “Transition Services Agreement” means an agreement between the Vendor and certain of its Affiliates of the first part and the Purchaser and the Corporations of the second part regarding the ongoing provision of certain services required by the Corporations post-Closing in substantially the form attached as Exhibit “L”.

(162) “U.K. Subsidiary” means Petro-Canada Europe Lubricants Limited, a corporation existing under the laws of the United Kingdom.

(163) “Unions” means Unifor Local 593, Unifor Local 163Q and Teamsters Local Union No. 213.

(164) “Unionized Employees” means all Employees who are represented by any one of the Unions.

(165) “US Subsidiaries” means Petro-Canada America Lubricants Inc., a corporation existing under the laws of Delaware.

(166) “Vendor Additional Tax Representations” means the representation and warranties set forth in Section 3.3(11).

(167) “Vendor Environmental Representations” means the representations and warranties set forth in Section 3.4(4).

(168) “Vendor Environmental Representations Survival Period” has the meaning set forth in Section 7.3(1)(b).

(169) “Vendor Fundamental Representations” means the representation and warranties set forth in Section 3.1(1), Section 3.1(3), Section 3.1(4), Section 3.1(5), Section 3.2(1) and Section 3.2(2).

(170) “Vendor Indemnified Parties” means the Vendor, the Corporations (prior to the Closing Date) and their shareholders, directors, officers, employees and agents.

(171) “Vendor Intellectual Property” means Intellectual Property owned by the Vendor or one of its Affiliates, excluding the Corporations, and that is used or held for use in the Business.

(172) “Vendor Pre-Closing Transactions” means the transactions described in Schedule 1.1(172) related to (i) the Vendor (or one of its Affiliates, but excluding the Corporations) will make an offer of employment, at its sole cost and expense, upon substantially similar terms and conditions, to the Excluded Employees, with such employment to be effective immediately prior to Closing, and upon acceptance of those offers the Vendor, or its applicable Affiliate, will make all necessary administrative arrangements to transfer such employees; (ii) the transfer of certain Intellectual Property related to the Business, including any and all Associated Goodwill of such Intellectual Property, free and clear of Encumbrances, by certain members of the Suncor Group to PCLI, including the Intellectual Property set forth on Schedule 1.1(172), and submission for recordal of such transfer as necessary to update record title to the name of PCLI; (iii) the transfer of the Excluded Employees to the employ of another member of the Suncor Group; (iv) the transfer of the employment of each Additional Employee to a Corporation; (v) the conversion by PCLI of its contributed surplus to paid-up capital and the return of a portion of such paid-up capital to the Vendor by transferring the net amount of PCLI’s and the PCLI Subsidiaries’

accounts receivable and accounts payable owing to or payable by, as applicable, the Suncor Group; (vi) the transfer from the Suncor Group to the Corporations of the hardware and equipment set forth on Schedule 3.5(9) other than the hardware and equipment located at a “Shared Suncor Facility” (“Onsite Hardware”); (vii) the transfer of Intelligro Intellectual Property and all Associated Goodwill of such Intelligro Intellectual Property that is held by the Corporations, if any, including the Intellectual Property set forth on Schedule 1.1(172), the submission for recordal of such transfer as necessary to request an update to the record title to the name of the Vendor, the transfer from PCLI to Suncor of certain laboratory hardware and equipment relating to research and development exclusively in connection with the Intelligro Business, and the assignment of certain agreements relating to research and development exclusively in connection with the Intelligro Business from PCLI to Suncor, including those agreements set forth on Schedule 1.1(172); and (viii) the termination and/or removal of PCLI and the PCLI Subsidiaries, as applicable, from all guarantees provided by the Suncor Group on behalf of the Corporations, provided that, without the written consent of Purchaser, none of the Corporations shall be required to assume or agree to any material liabilities or obligations in connection with such termination or removal of such guarantees unless Vendor agrees to fully indemnify such Corporations for such liabilities or obligations.

(173) “Vendor Taxes” means any and all Taxes (or the non-payment or non-withholding thereof) of the Corporations: (a) with respect to any Pre-Closing Tax Period; (b) resulting from or attributable to the Vendor Pre-Closing Transactions; or (c) resulting from or attributable to any transactions or actions described in Section 5.9.

(174) “VGO Supply Agreement” means an agreement for the supply by an Affiliate of the Vendor of vacuum gas oil to PCLI for use in the Business after Closing in substantially the form attached as Exhibit “P”.

(175) “Winnipeg Lease” means an agreement between the Vendor of the first part and PCLI of the second part regarding PCLI’s lease of a certain warehouse space in Winnipeg, Manitoba to the Vendor’s wholesale marketer, in substantially the form attached as Exhibit “N”.

(176) “Working Capital Protocol” means the agreed protocol for determining the Net Working Capital in the form attached as Exhibit “O”.

Section 1.2	Actions on Non-Business Days

If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

Section 1.3	Currency and Payment Obligations

Except as otherwise expressly provided in this Agreement:

(a)	all dollar amounts referred to in this Agreement are stated in Canadian Dollars;

(b)	any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, or by any other method that provides immediately available funds; and

(c)	except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 3:00 p.m. Toronto time on the due date at the payee’s address for notice under Section 11.9 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.

Section 1.4	Calculation of Time

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Toronto time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Toronto time on the next succeeding Business Day.

Section 1.5	Vendor Knowledge

Any statement in this Agreement expressed to be made to “the Vendor’s knowledge” and any other references to the knowledge of the Vendor are made on the basis of the actual knowledge, after due inquiry of their direct reports, of Howard McIntyre (Vice President), Lucie Dionne (General Manager, Sales), Gordon Pinard (General Manager, Production & Logistics), Eric Attias, Jeff Hubert (Senior Advisor, Lubricants Business Integration) and Maureen Lucas (General Manger, Downstream Finance), of the relevant subject matter, each solely in their corporate capacity and without any personal liability therefor whatsoever.

Section 1.6	Additional Rules of Interpretation

(1) Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.

(2) Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.

(3) Section, Exhibit and Schedule References. Unless the context requires otherwise, references in this Agreement to Sections, Exhibits or Schedules are to Sections, Exhibits or Schedules of this Agreement.

(4) Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.

(5) References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6) Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith and which are legally binding.

(7) Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.

(8) Writing. References to “in writing”, “written” and similar expressions include material that is printed, handwritten, typewritten, faxed, emailed, or otherwise capable of being visually reproduced at the point of reception.

(9) Joint Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 1.7	Virtual Data Room

Any reference to a document or matter being “delivered”, “provided” or “made available” to the Purchaser prior to Closing, but excluding those documents to be delivered by the Vendor at Closing, includes the posting of such document or matter in the Data Room and the specific identification of such document or matter in the index to such Data Room (the “Data Room Index”). A copy of the Data Room Index as it exists as of the date of this Agreement, is attached hereto as Schedule 1.7.

Section 1.8	Exhibits and Schedules

The following are the Exhibits and Schedules annexed hereto and incorporated as part hereof:

Exhibit “A” –Guarantee

Exhibit “B”– Edmonton Refinery Lease

Exhibit “C” – Feedstock Supply Agreement

Exhibit “D” – Human Resources Agreement

Exhibit “E” – Technology License Agreement

Exhibit “F” – Mississauga Refinery Petro-Pass Lease

Exhibit “G” – Montreal Refinery Lease

Exhibit “H” – Natural Gas Supply Agreement

Exhibit “I” – Offtake Agreement

Exhibit “J”– Trademark Licence Agreement

Exhibit “K” – Sheridan Park Lease Agreement

Exhibit “L” – Transition Services Agreement

Exhibit “M” – Product Supply and Services Agreement

Exhibit “N” – Winnipeg Lease

Exhibit “O” – Working Capital Protocol

Exhibit “P” – VGO Supply Agreement

Exhibit “Q” – Oakville Terminal Services Agreement

Exhibit “R” – Technology Services Agreement

Exhibit “S” – Post-Closing Guarantee

Exhibit “T” – Commercial Agreement Guarantee

Exhibit “U” – Suncor Commercial Guarantee

Schedule 1.1(6) – Annual Financial Statements

Schedule 1.1(81) – Interim Financial Statements

Schedule 1.1(135) – Required Contract Consents

Schedule 1.1(136) – Required Regulatory Approvals

Schedule 1.1(172) – Vendor Pre-Closing Transactions

Schedule 1.7 – Virtual Data Room Indexes

Schedule 3.1(8) – Directors and Officers

Schedule 3.3(4) – Absence of Changes

Schedule 3.3(5) – Tax Matters

Schedule 3.3(6) – Non-Arm’s Length Matters

Schedule 3.3(7) – Bank Accounts and Authorizations

Schedule 3.3(8) – Insurance

Schedule 3.3(10) – Capital Expenditure Budget

Schedule 3.5(5) – Restrictions on Doing Business

Schedule 3.5(7) – Jurisdictions of Business

Schedule 3.5(8) – Consents

Schedule 3.5(9) – Computer and Communications Equipment

Schedule 3.5(10) – Computer Systems

Schedule 3.6(1)(c) – Employment Claims

Schedule 3.6(2) – Collective Agreements and Lay-offs

Schedule 3.6(3) – Benefit Plans

Schedule 3.8(3) – Pending Litigation

Schedule 4.6 – Regulatory Approvals

Schedule 5.17 – Insurance

Schedule 5.19 – Assigned Trademarks

ARTICLE 2 PURCHASE AND SALE

Section 2.1	Purchase and Sale

On the Closing Date, the Vendor shall sell and the Purchaser shall purchase, the Purchased Shares upon and subject to the terms and conditions of this Agreement for a purchase price (the “Purchase Price”) equal to ONE BILLION ONE-HUNDRED TWENTY-FIVE MILLION DOLLARS ($1,125,000,000), subject to adjustment as set out in this Agreement, including in accordance with Section 2.5 and Section 2.6.

Section 2.2	Payment

Except as provided below, the Purchase Price payable, without any deduction or withholding whatsoever, on the Closing Date shall be paid and satisfied by the Purchaser by wire transfer to the order of the Vendor in immediately available funds.

Section 2.3	Closing Financial Statements

Not later than 90 days after the Closing Date, the Vendor will prepare and deliver the Closing Financial Statements which include the balance sheet and statement of income and loss and calculation of the Net Working Capital, in each case as at the Effective Closing Time, to the Purchaser. The Closing Financial Statements will be prepared on a basis consistent with the Annual Financial Statements and the Interim Financial Statements, save and except the Closing Financial Statements will be unaudited and consequently will not contain notes. In each case the Purchaser will make available to the Vendor the Books and Records and the services of the officers, employees and other personnel of the Corporations who participated in the preparation of the Annual Financial Statements, the Interim Financial Statements and the Net Working Capital calculation. The Vendor will make available to the Purchaser copies of all working papers, books and records and personnel used in the preparation of the Closing Financial Statements and the Net Working Capital calculation, together with such other information relating thereto as the Purchaser may reasonably request. The Purchaser may notify the Vendor that it accepts or disputes the Closing Financial Statements and the calculation of the Net Working Capital at any time within 30 days after receiving them, but will be deemed to accept them on the 31st day after receipt thereof unless the Purchaser delivers a written notice (the

“Dispute Notice”) to the Vendor of a dispute (a “Closing Financial Statements Dispute”) prior to that 31st day. On the date of the Purchaser’s deemed acceptance, or any earlier date upon which the Vendor receives notice of the Purchaser’s acceptance, the Closing Financial Statements and the calculation of Net Working Capital, will be conclusive and binding on the Purchaser and the Vendor.

Section 2.4	Disputes

The Dispute Notice must set out the reasons for the Closing Financial Statements Dispute, the amounts in dispute, and reasonable details of the calculation of those amounts. The Purchaser and the Vendor will attempt, in good faith, to resolve the Closing Financial Statements Dispute within 10 days after the Vendor’s receipt of the Dispute Notice. Any Closing Financial Statements Dispute not resolved by the Purchaser and the Vendor within that period will be submitted to a senior partner of the accounting firm of Deloitte & Touche LLP (the “Selected Accountant”), who will resolve the Closing Financial Statements Dispute acting as an expert, and not an arbitrator. The resolution of the Closing Financial Statements Dispute will be final and binding upon the Purchaser and the Vendor, with no right of appeal or judicial review on any grounds. The fees, costs and expenses of the Selected Accountant in resolving the Closing Financial Statements Dispute shall be borne as follows: (a) if the Selected Accountant makes a determination, in the aggregate, in favour of the Purchaser with respect to the issues raised in the Dispute Notice, the fees and expenses shall be borne by the Vendor; and (b) if the Selected Accountant makes a determination, in the aggregate, in favour of the Vendor with respect to the issues raised in the Dispute Notice, the fees and expenses shall be borne by the Purchaser. Any amounts in the Closing Financial Statements not disputed in the Dispute Notice will be deemed accepted by Purchaser, and Purchaser will not be permitted to raise any such amounts in connection with the foregoing dispute resolution procedure, subject to the recognition that amounts not disputed may incur adjustments in connection with the resolution of amounts included in the Dispute Notice to the extent they are mathematical functions of or mathematically dependent on the disputed amounts.

Section 2.5	Net Working Capital Adjustment to Purchase Price

On the third Business Day following the date on which the Parties agree to the Closing Financial Statements and related calculation of Net Working Capital or, if there is a Closing Financial Statements Dispute, on the third Business Day following the date on which a determination of a Closing Financial Statements Dispute is made pursuant to Section 2.4, the Purchase Price will be adjusted to reflect the net result of the following individual adjustments:

(1) Non-Inventory Working Capital Adjustment

(a)	if the Non-Inventory Working Capital is greater than the Non-Inventory Working Capital Target, (i) the Purchase Price will be increased by the amount of that excess, and (ii) the Purchaser will pay the amount of that increase to the Purchase Price to the Vendor within three (3) Business Days; and

(b)	if the Non-Inventory Working Capital is less than the Non-Inventory Working Capital Target, (i) the Purchase Price will be decreased by the amount of that difference, and (ii) the Vendor will pay the amount of that decrease to the Purchase Price to the Purchaser within three (3) Business Days.

(2) Materials Supplies & Packaging and Additives Inventory Adjustment

(a)	if the value of the Materials Supplies & Packaging and Additives Inventory calculated in accordance with the Working Capital Protocol is greater than the Materials Supplies & Packaging and Additives Inventory Target, (i) the Purchase Price will be increased by the amount of that excess, and (ii) the Purchaser will pay the amount of that increase to the Purchase Price to the Vendor within three (3) Business Days; and

(b)	if the value of the Materials Supplies & Packaging and Additives Inventory calculated in accordance with the Working Capital Protocol is less than the Materials Supplies & Packaging and Additives Inventory Target, (i) the Purchase Price will be decreased by the amount of that difference, and (ii) the Vendor will pay the amount of that decrease to the Purchase Price to the Purchaser within three (3) Business Days.

(3) Hydrocarbon Inventory Adjustment

(a)	if the Hydrocarbon Inventory Value calculated in accordance with the Working Capital Protocol is greater than the Hydrocarbon Inventory Target: (i) the Purchase Price will be increased by the value of the amount of that excess, and (ii) the Purchaser will pay the amount of that increase to the Purchase Price to the Vendor within three (3) Business Days; and

(b)	if the Hydrocarbon Inventory Value calculated on the basis of the Closing Financial Statements and in accordance with the Working Capital Protocol is less than the Hydrocarbon Inventory Target, (i) the Purchase Price will be decreased by the amount of that difference, and (ii) the Vendor will pay the amount of that decrease to the Purchase Price to the Purchaser within three (3) Business Days.

Section 2.6	Adjustments to the Purchase Price for Indemnity Payments

Any payment made by the Vendor to any of the Purchaser Indemnified Parties pursuant to Article 7 will constitute a reduction to the Purchase Price.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE VENDOR

The Vendor represents and warrants to the Purchaser as stated below and acknowledges that the Purchaser is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Transaction.

Section 3.1	Corporate Matters

(1) Status and Capacity of the Corporations. Each of the Corporations is validly subsisting under the laws of its jurisdiction of formation and has the corporate power and capacity to own or lease its property and to carry on the Business as now carried on in each jurisdiction in which it owns or leases property or carries on the Business.

(2) Qualification of the Corporations. The Corporations are registered, licenced or otherwise qualified to carry on business and to own and operate their respective assets under the laws of each jurisdiction in which the nature of the Business or the character, ownership or operation of the Corporations’ assets makes such registration, licensing or qualification necessary under Applicable Law, except in each case where the failure to be so registered, licenced or otherwise qualified does not have a Material Adverse Effect.

(3) Status and Capacity of Vendor. The Vendor is a validly subsisting corporation under the laws of Canada, and has the corporate power and capacity to own and to dispose of the Purchased Shares and to execute and deliver this Agreement and to consummate the Transaction and otherwise perform its obligations under this Agreement.

(4) Authorization of Transaction. The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by all necessary corporate action on the part of the Vendor.

(5) Enforceability. This Agreement has been duly and validly executed and delivered by the Vendor and is a valid and legally binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity.

(6) Residence. The Vendor is not a non-resident of Canada within the meaning of the ITA.

(7) Investments. Except for the PCLI Subsidiaries and PCLI’s membership interest in CASIA, PCLI does not have any Subsidiaries, nor does it own, directly or indirectly, any shares or other equity securities of any corporation nor does it have any equity or ownership interest in any business or Person. The Corporations are not subject to any obligation or requirement to provide funds to or make any investment in any business or Person by way of loan, capital contribution or otherwise.

(8) Corporate Records. The minute books and other corporate records of the Corporations, including the registers of shareholders, registers of transfers and registers of directors of the Corporations are complete and accurate in all material respects. Schedule 3.1(8) sets forth a list of all of the corporate officers and directors of the Corporations as of the date hereof.

Section 3.2	Share Capital

(1) Authorized and Issued Share Capital. The jurisdiction of formation, authorized capital, issued capital and registered shareholders of each of the Corporations is the following:

Corporation Name	Jurisdiction of Formation	Authorized Capital	Issued Capital	Registered Shareholder / Investor
Petro-Canada Lubricants Inc.	Canada	Unlimited Class “A” common; unlimited Class “B” common	1,000,001 Class “B” Common	Suncor Energy Inc. (Vendor)

7037619 Canada Inc.	Canada	Unlimited number of preference shares and an unlimited number of common shares.	1 Common Share	Petro-Canada Lubricants Inc. (PCLI)

Petro-Canada Asia Pacific Holding Co. Ltd.	Canada	Unlimited number of preference shares and an unlimited number of common shares.	1 Common Share	Petro-Canada Lubricants Inc. (PCLI)

Petro-Canada Europe Lubricants Limited	United Kingdom	Ordinary Shares	47,500,001 Ordinary Shares	Petro-Canada Lubricants Inc. (PCLI)

Petro-Canada America Lubricants Inc.	Delaware	1,500 Common Stock with no par value	1 Common Share	Petro-Canada Lubricants Inc. (PCLI)

Jia Shi Lubricants Trading (Shanghai) Co. Ltd.	China	The amount of total investment of the Corporation is US$1,400,000.	US$1,000,000.	Petro-Canada Asia Pacific Holding Co. Ltd.

The issued and outstanding shares of each of the Corporations have been duly authorized and issued in accordance with Applicable Law, are fully paid, are legally and beneficially owned by the Person set out under the column “Registered Shareholder/Investor” corresponding to such Corporation free of any Encumbrances other than any restrictions on the transferability of securities arising under Applicable Law regarding securities or their transferability, and are registered in the name of the Person set out under the column “Registered Shareholder/Investor” corresponding to such Corporation. No shares or other securities of the Corporations have been issued in violation of any Applicable Law, the articles of incorporation, by-laws (or equivalent governing document) or other constating documents of the Corporations or the terms of any shareholders’ agreement or any agreement to which any of the Corporations are a party or by which it is bound. Except pursuant to the Vendor Pre-Closing Transactions or the Purchaser Pre-Closing Transactions, and except as set forth above, there are no shares or other securities of the Corporations issued and outstanding. Any shares or securities of PCLI issued pursuant to the Vendor Pre-Closing Transactions or the Purchaser Pre-Closing Transactions shall be deemed to be Purchased Shares, and all shares or securities of the Corporations issued pursuant to the Vendor Pre-Closing Transactions or the Purchaser Pre-Closing Transactions shall be deemed to be added to the applicable entry under Issued Capital in the table above, and all representations, warranties and covenants shall be applied and construed accordingly.

(2) Title to Shares. The Vendor legally and beneficially owns and controls all of the Purchased Shares with good title thereto free of any Encumbrances other than any restrictions on the transferability of securities arising under Applicable Law regarding securities or their transferability.

(3) No Other Purchase Agreements. No Person other than the Purchaser has any agreement, option, understanding or commitment, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment, including a right of conversion or exchange attached to convertible securities, warrants or convertible obligations of any nature, for:

(a)	the purchase, subscription, allotment or issuance of, or conversion into, any of the unissued shares in the capital of the Corporations or any securities of the Corporations;

(b)	the purchase or other acquisition from the Vendor of any of the Purchased Shares; or

(c)	the purchase or other acquisition from any of the Corporations of any of its undertaking, property or assets, other than in the Ordinary Course of Business.

Section 3.3	Financial Matters

(1) Financial Records. The Financial Records fairly and correctly set out and disclose in all material respects as at the date of the Financial Records, the financial position of the Corporations, and all material financial transactions of the Corporations, as at the date of the Financial Records, have been accurately recorded in all material respects in the Financial Records.

(2) Financial Statements. The Annual Financial Statements and the Interim Financial Statements have, except as set out in Schedule 1.1(6) and Schedule 1.1(81), as applicable, been prepared in accordance with Accounting Standards applied on a basis consistent with financial statements of PCLI of previous fiscal years ended December 31, 2013 and December 31, 2014 as the case may be, and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), revenues, earnings, results of operations and financial condition of PCLI, on a consolidated basis, as at the Statement Date and the Interim

Financial Statement date and for the periods to which they relate, as the case may be and provided that the Interim Financial Statements are unaudited and consequently do not contain notes.

(3) Undisclosed Liabilities. There are no liabilities or obligations of PCLI of any kind whatsoever (whether absolute, accrued, contingent or otherwise), which in accordance with Accounting Standards, applied in a manner consistent with the practice of PCLI in preparation of the Annual Financial Statements and Interim Financial Statements, would be required to be disclosed or reflected in or provided for in consolidated financial statements of PCLI, other than:

(a)	the liabilities disclosed, reflected in or provided for in the Annual Financial Statements or the Interim Financial Statements; and

(b)	liabilities and obligations incurred since the Statement Date which were incurred in the Ordinary Course of Business.

(4) Absence of Certain Changes or Events. Except as disclosed in Schedule 3.3(4), since the Statement Date, the Corporations have not:

(a)	created any Encumbrance upon any of their properties or assets, except for Permitted Encumbrances or as described in this Agreement;

(b)	purchased, leased, otherwise acquired, sold, assigned, transferred, leased or otherwise disposed of any of any material properties or assets, except in the Ordinary Course of Business and except in relation to the Vendor Pre-Closing Transactions;

(c)	entered into any Material Contract, except in the Ordinary Course of Business or except in connection with the Vendor Pre-Closing Transactions;

(d)	materially and, in the aggregate, adversely modified, amended or terminated any Material Contract (except for Material Contracts which expire by the passage of time);

(e)	waived, cancelled or written off any rights, claims, accounts receivable or any amounts payable to the Corporations in amounts in excess of $5,000,000;

(f)	made any material change with respect to any method of accounting in respect of the Business; or

(g)	increased any form of compensation or other benefits payable or to become payable to any of any director, officer, employee, contractor, consultant or agent of the Corporations, except increases made in the Ordinary Course of Business; (ii) improved the Benefit Plans in any manner other than in the Ordinary Course of Business or as required by Applicable Law or committed to any new or renewed Benefit Plans, agreements, policies, practices or other arrangements or amended any such arrangements; or (iii) paid to or for the benefit of, or agreed to pay to or for the benefit of, any director, officer, employee, consultant, contractor or agent of the Corporations any pension or retirement allowance or other benefit not required by the Benefit Plans or contracts.

(5) Tax Matters. Except as disclosed in Schedule 3.3(5):

(a)	All Tax Returns required by applicable Tax Law to be filed on or prior to the Effective Closing Time by or on behalf of the Corporations have been or will be filed under applicable Tax Law with the appropriate Governmental Authorities on or before the Effective Closing Time. Each of those Tax Returns is or will be correct and complete in all material respects.

(b)	Each of the Corporations has paid or remitted or will duly pay and remit all Taxes required to be paid or remitted by it on or before the Effective Closing Time, including all Taxes shown as due and owing on all Tax Returns, all Taxes assessed or reassessed by any Governmental Authority and all instalments on account of Taxes for the current year. None of the Corporations will have any liability for Taxes for any Pre-Closing Tax Period, other than those liabilities for Taxes reflected in the Annual Financial Statements, the Interim Financial Statements and the Closing Financial Statements. None of the Corporations have received a refund to which it was not entitled.

(c)	None of the Corporations has requested, executed, received, or entered into any Contract relating to any waiver, which is still outstanding and which provides for any extension of time in respect of:

(i)	the assessment, reassessment or collection of any Taxes by any Governmental Authority;

(ii)	the filing of any Tax Returns in respect of any Taxes for which any of the Corporations is or may be liable; or

(iii)	the payment or remittance of any Taxes or amounts on account of Taxes.

(d)	For Tax purposes, each Corporation is resident in the jurisdiction in which it was formed, and is not resident in any other country. No claims have been made by any Governmental Authority that any of the Corporations is or may be subject to Tax in a jurisdiction where such Corporation does not file Tax Returns, and none of the Corporations has, or to the knowledge of the Vendor, has ever had, a permanent establishment or other taxable presence in any country other than its country of organization, as determined pursuant to Applicable Law or any applicable Tax treaty or convention.

(e)	There are no Tax deficiencies that have been claimed, proposed or asserted in writing against any of the Corporations that have not been fully paid or finally settled and there are no discussions, audits, assertions, proposed adjustments or other claims or matters in controversy now pending, or to the Vendor’s knowledge, threatened, in respect of Taxes due from or with respect to any of the Corporations.

(f)	All Taxes required to be deducted, withheld or remitted by the Corporations under any applicable Tax Law from amounts paid or credited by the Corporations to or for the account or benefit of any Person, including Taxes on payments to any of its Employees or former employees, officers or directors, have been properly deducted, withheld and timely remitted to the appropriate Governmental Authorities.

(g)	Each of the Corporations has complied, in all material respects, with all registration, reporting, collection, remittance and other requirements in respect of all applicable Commodity Taxes.

(h)	None of the Corporations has ever filed or been included in a combined, consolidated, fiscal unity, unitary or similar Tax Return. None of the Corporations is a party to or bound by any Tax sharing or allocation agreement. None of the Corporations is currently liable, or has any potential liability, for the Taxes of another Person: (i) by reason of having joined in a combined, consolidated, fiscal unity, unitary or similar Tax Return, (ii) as transferee, successor or otherwise, or (iii) pursuant to a contract that deals primarily with Taxes.

(i)	None of the Corporations has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code (or any corresponding similar provision of U.S. state, local or non-U.S. Tax Law).

(j)	All related party transactions between each of the Corporations and its Affiliates have been, in all material respects, on an arm’s length basis in accordance with Section 482 of the Code, and sections 69 and 247 of the ITA, and any state, provincial, local or other equivalent under any Applicable Law, and are supported by contemporaneous transfer pricing documentation required under all Applicable Laws (including records or documents that satisfy the requirements of paragraphs 247(4)(a) and (b) of the ITA)).

(k)	None of the Corporations has made any requests for rulings or determinations with respect to any Tax that are (i) currently pending before a Governmental Authority, (ii) currently in effect, or (iii) would be materially adversely affected by the Transactions. None of the Corporations is the beneficiary of or obligor under, or has applied to receive or anticipates that it will prior to the Closing receive, any (x) grants, subsidies and other similar funds from any Governmental Authority or (y) Tax exemptions, reductions, incentives and concessions other than those reported on Tax Returns.

(l)	There are no Encumbrances with respect to Taxes upon any of the assets of the Corporations.

(m)	The Corporations have made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(n)	Neither the Corporation nor its subsidiaries have ever directly or indirectly transferred any property to or supplied any services to or acquired any property or services from a person with whom it was not dealing at arm’s length (for the purposes of the ITA) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of property or services.

(o)	PCLI is a taxable Canadian corporation within the meaning of the ITA.

(p)	There have been no deferrals of land transfer tax (pursuant to the Land Transfer Tax Act, RSO 1990 c.L.6), mutations tax, stamping tax or other tax payable to any Governmental Authority on the transfer, conveyance or disposition of legal and/or beneficial interest in any of the Real Properties except as set forth in Schedule 3.3(5) (“Deferred Land Transfer Tax”). Any and all Deferred Land Transfer Taxes have been cancelled by the relevant Governmental Authorities and are no longer capable of becoming payable, including if a conveyance or instrument is registered in the relevant land registry system evidencing the disposition that was the subject of the Deferred Land Transfer Tax.

(q)	There will be no taxes payable in connection with the disposition (directly or indirectly) pursuant to this Agreement of the equity interests of the China Subsidiary.

(6) Intercompany Contracts. Except with respect to the services to be provided pursuant to the Transition Services Agreement and except as disclosed in Schedule 3.3(6), as of the date hereof no Affiliate of the Corporations (excluding another of the Corporations) is a party to any Contract with the Corporations that primarily involves the delivery of, and payment for, goods or services (other than (i) any Contract which is not substantially less favourable to the Corporations or the relevant Corporation as would be obtained by the Corporations or the relevant Corporation at the time in a comparable arm’s-length agreement with a Person not Affiliated with the Corporations, or (ii) any Contract involving amounts paid or received by a Corporation of less than $5 million over the 365 day period prior to the date hereof).

(7) Bank Accounts and Authorizations. Attached as Schedule 3.3(7) is a list of all safe deposit boxes and bank accounts of the Corporations, including the names and addresses of the financial institutions at which they are maintained, and the names of all Persons having access or signing authority and of all powers of attorney given by the Corporations.

(8) Insurance. Attached as Schedule 3.3(8) is a summary of all commercial insurance coverage maintained for the Corporations in respect of their assets, business operations, directors, officers and employees. For greater certainty, this does not include any insurance coverage related to the Benefit Plans. Schedule 3.3(8) sets forth a list of all pending claims for each Corporation for that portion of the 2016 calendar year prior to the date hereof. There are no pending claims under any of such insurance policies as to which coverage has been denied by the insurer. To Vendor’s knowledge, as of the date hereof, no event has occurred which would give rise to a right of any of the Corporations to a material claim under any applicable insurance policy, and for which the applicable insurer has not been given notice. All premiums due under the insurance policies have been paid in full or, with respect to premiums not yet due, accrued. No Corporation has received a notice of cancellation or termination of any insurance policy or of any material changes that are required in the conduct of the Corporations’ business as a condition to the continuation of coverage under, or renewal of, any such insurance policy.

(9) Inventory. The Inventories reflected in the Annual Financial Statements have been reflected in accordance with the applicable Accounting Standards on a basis consistent with prior practice.

(10) Capital Expenditure Budget. Attached as Schedule 3.3(10) are true, correct and complete copies of the capital expenditure budget of the Corporations for the fourth calendar quarter of 2016 and for 2017.

(11) Additional Tax Matters.

(a)	None of the Corporations organized outside the United States is treated as a “domestic corporation” within the meaning of Section 7874(b) of the Code.

(b)	None of the Corporations will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) the application of Section 481 or Section 263A of the Code (or corresponding provisions of U.S. state or local Tax Laws) to transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of U.S. state, or local Tax Law), executed on or prior to the Closing, (iii) any installment sale or open transaction made on or prior to the Closing, or (iv) any prepaid amount received on or prior to the Closing.

(c)	None of the Corporations has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897 of the Code.

(d)	There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the ITA, or any equivalent provision under provincial law, to any of the Corporations. Other than in the Ordinary Course of Business, none of the Corporations have claimed any reserve under any provision of the ITA or any equivalent provision under provincial law, if any amount could be included in the income of a Corporation for any fiscal period ending after Closing. No person has become indebted to any Corporation such as to potentially cause subsections 15(2) or 90(6) of the ITA to apply after the Closing in respect of such indebtedness with the passage of time.

Section 3.4	Property of Corporations

(1) Title to Assets. Each of the Corporations is the owner of and has valid title or leasehold interest to all of its properties and assets, including all properties and assets reflected in the Annual Financial Statements and all properties and assets acquired by the Corporations after the Statement Date, except for the properties and assets disposed of, utilized or consumed by the Corporations since the Statement Date in the Ordinary Course of Business. Each of the Corporations owns or holds leasehold interest to its properties and assets free and clear of all Encumbrances, except for:

(a)	the Encumbrances disclosed in the Annual Financial Statements and the Interim Financial Statements;

(b)	the Permitted Encumbrances; and

(c)	the Encumbrances described in Schedule 3.4(2)(b)(ii) of the Disclosure Certificate.

(2) Real Properties.

(a)	Schedule 3.4(2) of the Disclosure Certificate lists all real property owned by the Corporations and sets forth the legal description thereof (collectively, the “Real Properties”). The legal and beneficial owner for each of the Real Properties is set forth on Schedule 3.4(2) of the Disclosure Certificate. Notwithstanding anything in this Agreement, none of the Real Properties are subject to any charge, mortgage, lien, pledge, security interest, hypotec, deed of trust or other similar financial encumbrance to which PCLI or the applicable PCLI Subsidiary is bound, nor is the interest of PCLI or the applicable PCLI Subsidiary in the Real Properties bound by any charge, mortgage, lien, pledge, security interest, hypotec, deed of trust or other financial Encumbrance. None of the Real Properties are subject to any Encumbrance set out in Section 3.4(1)(a). None of the Crown patents for any of the Real Properties contain subsisting reservations, limitations, provisos, conditions or exceptions that, individually or in the aggregate, materially impair the present use or occupancy of the Real Property subject thereto.

(b)	PCLI or the applicable PCLI Subsidiary is the legal owner of and PCLI or the applicable PCLI Subsidiary is the beneficial owner of, and has good and marketable title in fee simple to, the Real Properties (including all buildings and structures thereon or appurtenant thereto), free and clear of any Encumbrances, except for

(i)	the Permitted Encumbrances; and

(ii)	the Encumbrances described in Schedule 3.4(2)(b)(ii) of the Disclosure Certificate;

(c)	Except for the Leases (as defined below), there are no leases or licences or agreements to lease or license, all or any part of any of the Real Properties. In respect of each of the Real Properties, except for the Permitted Encumbrances and the Encumbrances set out in Schedule 3.4(2)(b)(ii) of the Disclosure Certificate, there are no agreements or options to sell, transfer or otherwise dispose of, which would restrict the ability of PCLI or the PCLI Subsidiaries, as applicable, to transfer, lease, license or encumber the Real Properties. In respect of each of the Permitted Encumbrances and the Encumbrances described in Schedule 3.4(2)(b)(ii) of the Disclosure Certificate: to the Vendor’s knowledge, the Vendor has complied in all material respects with all of its material obligations and has not received notice of any non-compliance with respect thereto; and to Vendor’s knowledge, the other party is not in default in any material respect. None of the Real Properties encroach onto adjacent lands nor do any adjacent lands encroach onto any of the Real Properties which would materially impair the present use or occupancy of the Real Property subject thereto. None of the adjacent landowners have a claim or right to a lien against any of the Real Properties which would materially impair the present use or occupancy of the Real Property subject thereto. Each of the Real Properties comply with all Applicable Laws in all material respects. No easements or rights of way that are a burden on any of the Real Properties adversely affect in any material way the use of the Real Properties to conduct the Business. The Real Properties have the benefit of all easements and rights of way over other lands that are reasonably necessary for the use of the Real Property to conduct the Business. There are no expropriation or similar proceedings pending or, to the Vendor’s knowledge, threatened with respect to any of the Real Properties or any part thereof.

(d)	Except as disclosed in Schedule 3.4(2) of the Disclosure Certificate, all of the plant, buildings, structures, erections, improvements, fixtures and appurtenances situated on or forming part of the Real Properties are (i) to Vendor’s knowledge, within the boundaries of the Real Properties, and (ii) are in good operating condition and in a state of good maintenance and repair adequate and suitable for the purposes for which they are presently being used by the Corporations.

(3) Leases and Leased Premises.

(a)	Schedule 3.4(3) of the Disclosure Certificate lists all licences, leases or agreements to lease under which the Corporations license or lease (as landlord, licensor, tenant or licensee) any real or immovable property (collectively, the “Leases”). Complete and correct copies of the Leases have been provided or made available to the Purchaser.

(b)	PCLI or the applicable PCLI Subsidiary is exclusively entitled to all rights and benefits (as lessee, where it is the tenant and as lessor, where it is the landlord) under the Leases, and except as described in Schedule 3.4(3) of the Disclosure Certificate, none of the Corporations has sublet, assigned, licensed or otherwise conveyed any rights in the premises subject to the Leases (the “Leased Premises”) or in the Leases to any other Person to the extent that such sublease, assignment, licence or other conveyance of rights is currently in effect.

(c)	All rental and other payments and other obligations required to be paid and performed by the Corporations pursuant to the Leases have been duly paid and performed. The Corporations are not in default of any material obligations under the Leases and, to the Vendor’s knowledge, none of the landlords or other parties to the Leases are in default of any of their material obligations under the Leases. With respect to each Lease where PCLI or the applicable PCLI Subsidiary is a tenant, to the Vendor’s knowledge, the landlord set forth in the Lease is either the registered or beneficial owner of the Leased Premises. With respect to each Lease where PCLI or the applicable PCLI Subsidiary is a tenant, to Vendor’s knowledge there is no related non-disturbance agreement.

(d)	Except as disclosed in Schedule 3.4(3) of the Disclosure Certificate, all of the plant, buildings, structures, erections, improvements, fixtures and appurtenances situated on or forming part of the Leased Premises are in good operating condition and in a state of good maintenance and repair adequate and suitable for the purposes for which they are presently being used by the Corporations.

(e)	Except for the Permitted Encumbrances or as described in Schedule 3.4(3) of the Disclosure Certificate, to the Vendor’s knowledge, there are no matters including any building, zoning or use restrictions, affecting the right and interest of the Corporations or in and to any of the Leased Premises or any of the Real Properties, which, individually or in the aggregate, has a Material Adverse Effect.

(4) Environmental Matters.

(a)	Other than in respect of those matters that are directly associated with the Excluded Pre-Closing Environmental Liabilities:

(i)	except as described in Schedule 3.4(4) of the Disclosure Certificate, the Corporations, the operation of the Business, the property and assets owned or used by the Corporations and the use, maintenance and operation thereof have been during the past three year period, and are in, material compliance with all Environmental Laws;

(ii)	except as described in Schedule 3.4(4) of the Disclosure Certificate, the Corporations have obtained and are in material compliance with all material Environmental Permits necessary to conduct the Business and to own, use and operate the Leased Premises;

(iii)	except as described in Schedule 3.4(4) of the Disclosure Certificate, during the past three year period, no Release of any Contaminant into the environment has resulted from the operation of the Business or the conduct of any other activities of the Corporations, or occurred on properties owned or leased by the Corporations, except in material compliance with Environmental Laws or Environmental Permits;

(iv)	except as described in Schedule 3.4(4) of the Disclosure Certificate, since January 1, 2006, to the Vendor’s knowledge, the Corporations (i) have not received any notice of any non-compliance with any Environmental Laws, (ii) have not been convicted of an offence for non-compliance with any Environmental Laws or (iii) been fined or otherwise sentenced or settled any prosecution under any Environmental Laws short of conviction; and

(v)	except as described in Schedule 3.4(4) of the Disclosure Certificate, there is no pending or, to the Vendor’s knowledge, threatened Environmental Claim against the Corporations, any of the Real Properties or any of the Leased Premises.

(b)	The representations and warranties set out in this Section 3.4(4) are the only representations and warranties relating to environmental matters in this Agreement and no other representations and warranties contained herein shall be construed or interpreted to apply to environmental matters.

(5) Intellectual Property.

(a)

Schedule 3.4(5)(a) of the Disclosure Certificate includes a true and complete list of all (i) Owned Intellectual Property that is the subject of a registration, application, or a patent, (ii) Vendor Intellectual Property that is the subject of a registration, application, or patent, (iii) Vendor Intellectual Property that is the subject of the Trademark License Agreement, (iv) Vendor Intellectual Property that is subject to the Technology License Agreement, and (v) material unregistered Owned Intellectual Property and Vendor Intellectual Property, in each case other than with respect to any software or other Intellectual Property referred to in Schedule 4 to the Transition Services Agreement. The list in Schedule 3.4(5)(a) of the Disclosure Certificate includes all associated registration numbers and application numbers (if any), the jurisdictions (if any) in which such Intellectual Property is registered (or in which application for registration has been made), and the legal owner and record title owner (if different) of such Intellectual Property. The Owned Intellectual Property, including all Intellectual Property identified as being owned by the Corporations on Schedule 3.4(5)(a) of the Disclosure Certificate and all Associated Goodwill in the Owned Intellectual Property, is solely owned as of the Closing Date by the Corporations free and clear of any Encumbrances and, unless specified in Schedule 3.4(5)(a) of the Disclosure Certificate, such registered Owned Intellectual Property is subsisting and, to the Vendor’s knowledge, valid and enforceable. No Person other than the Corporations has any right to use such Owned Intellectual Property except as disclosed in Schedule 3.4(5)(a)(vi) of the Disclosure Certificate. Unless specified in Schedule 3.4(5)(a) of the Disclosure Certificate, all necessary registration, maintenance and renewal fees in connection with each item of Owned Intellectual Property have been made. Any actions that must be taken within sixty (60) days of the Closing Date for the purposes of maintaining, registering, preserving or renewing any Owned Intellectual Property (and, separately, Vendor Intellectual Property that is subject to the Technology License Agreement or the Trademark

License Agreement), including the payment of any registration, maintenance, annuity or renewal fees will be attended to by the Vendor. Any other actions known to the Vendor that must be taken within sixty (60) days of the Closing Date will be identified by the Vendor, prior to the Closing date, in a docket report.

(b)	Schedule 3.4(5)(b) of the Disclosure Certificate contains a complete and correct list of all Contracts (excluding Off-the-Shelf Software Licenses) that are material to the conduct of the Business as presently conducted under which (i) any Owned Intellectual Property is licensed to a third party (identifying in each case whether such licence is exclusive or non-exclusive), or (ii) any Corporation licenses any Licensed Intellectual Property from a third party. None of the Corporations and, to the Vendor’s knowledge, no counter-party, is in material default or breach of any licence agreement required to be scheduled on Schedule 3.4(5)(b) of the Disclosure Certificate or any other Off-the-Shelf Software Licenses, and there exists no state of facts which, after notice or lapse of time or both, would constitute a material default or material breach.

(c)	Except as set forth on Schedule 3.4(5)(c) of the Disclosure Certificate, (i) neither the Vendor or any Affiliate of the Vendor, including the Corporations, has within the past three (3) years received from any Person any written communication that either made a fresh allegation or renewed an allegation that was originally made more than three (3) years ago, to the effect that any of the Owned Intellectual Property and/or the operation of the Business are infringing, misappropriating, diluting, violating or making unauthorized use of (“Infringing”) any Intellectual Property of any Person; (ii) to the Vendor’s knowledge, neither the Owned Intellectual Property, the Intellectual Property licensed pursuant to the Trademark Licence Agreement, or the conduct of the Business as currently conducted or as been conducted in the last three (3) years is Infringing or has Infringed on any Intellectual Property of any Person; (iii) to the Vendor’s knowledge, no Person is Infringing any Owned Intellectual Property in any material manner; and (iv) there are no third party proceedings pending, or, to the Vendor’s knowledge, threatened against the Vendor or any Affiliate of the Vendor, including the Corporations, challenging the validity, effectiveness or ownership of the Owned Intellectual Property.

(d)	Except as set forth on Schedule 3.4(5)(d) of the Disclosure Certificate, the Corporations, are not bound by, and no (i) Owned Intellectual Property, (ii) Intellectual Property to be licensed under the Trademark Licence Agreement, (iii) Intellectual Property to be licensed under the Technology License Agreement, or (iv) to Vendor’s knowledge, any other Business Intellectual Property, is subject to, any agreement or arrangement containing any covenant or other provision that in any way limits or restricts the ability of the Corporations to register, use, exploit, assert, or enforce any Owned Intellectual Property anywhere in the world.

(e)

The Vendor and its Affiliates, including the Corporations, use commercially reasonable measures to protect the Confidential Information, including any and all technical information concerning the Business’s ingredients, formulations, methods, know-how, processes and equipment contained therein. To Vendor’s knowledge, no Confidential Information that is material to the conduct of the Business has been disclosed or permitted to be disclosed to any Person (except in the Ordinary Course of Business and under a written obligation of confidence).

(f)	All claims made in advertising, marketing and promotional materials in any media (including labels, catalogs, packaging and websites) relating to the Business are materially truthful, non-deceptive, substantiated, or otherwise in compliance with all Applicable Law.

Section 3.5	Conduct of Business

(1) No Material Adverse Effect. From the Statement Date to the date hereof, there has not been any Material Adverse Effect.

(2) Ordinary Course. During the period from the Statement Date to the date hereof, the Business has been carried on in the Ordinary Course of Business.

(3) Suppliers. Schedule 3.5(3) of the Disclosure Certificate contains a list of the top 14 suppliers of goods and services to the Corporations with over Ten Million Dollars ($10,000,000) in expenditures in 2015 (excluding tax).

(4) Customers. Schedule 3.5(4) of the Disclosure Certificate contains a list of (a) customers with sales over Ten Million Dollars ($10,000,000) in 2015; and (b) the top 5 customers for each of the base oils, white oils, finished products and specialty products categories in 2015, including gross revenue for each such customer during such period.

(5) Restrictions on Doing Business. Except as set out in Schedule 3.5(5), the Corporations are not a party to or bound by any agreement or commitment which would restrict or limit their rights to carry on or compete in any business or activity or to solicit business from any Person or in any geographical area or otherwise to conduct the Business as conducted in the year ended on the date of this Agreement.

(6) Material Contracts. Other than those Contracts which the Corporations enter into during the Interim Period, the entering into of which do not result in a breach of this Agreement by the Vendor, Schedule 3.5(6) of the Disclosure Certificate lists or identifies all of the following Contracts related to the Business to which any of the Corporations is a party (collectively, the “Material Contracts”):

(a)	with any supplier listed in Schedule 3.5(3) to the Disclosure Certificate that required payments by or on behalf of PCLI or any of the PCLI Subsidiaries in excess of $10,000,000 during the most recently completed fiscal year;

(b)	with any customer or customer group listed in Schedule 3.5(4) to the Disclosure Certificate from which PCLI or any of the PCLI Subsidiaries received payments in excess of $10,000,000 during the most recently completed fiscal year;

(c)	that contains covenants restricting the ability of PCLI or any of the PCLI Subsidiaries to compete in any material respect in any line of business or geographical area;

(d)	that grants any of PCLI or the PCLI Subsidiaries an equity interest in any partnership or joint venture;

(e)	that includes a material licence or lease granted to or by the Corporations in respect of the Real Properties or Leased Premises;

(f)	that relates to warehousing arrangements material to the Business;

(g)	the Intellectual Property licences required to be set forth on Schedule 3.4(5)(b) of the Disclosure Certificate;

(h)	that relates to Indebtedness incurred by any of PCLI or the PCLI Subsidiaries in excess of $10,000,000;

(i)	that involves the disposition or acquisition of securities or assets outside the Ordinary Course of Business within the twelve (12) months immediately preceding the date hereof in excess of $10,000,000 in any such case; and

(j)	any employment contract with an officer or employee, or any contract for the engagement of a person as a consultant or contractor (in each case, in lieu of employment), and in each case other than oral contracts of indefinite term that are terminable by the applicable Corporation without cause, and that, in each case, provide for base compensation (excluding, without limitation, bonuses, benefits, short or long-term incentives, or other secondary or indirect compensation) greater than $250,000 per calendar year (the applicable officers and employees, but not consultants, being the “Designated Employees”);

provided, however, that notwithstanding the foregoing, a “Material Contract” shall exclude any Contract that would otherwise be disclosed above, but which (1) is terminable for convenience by any party thereto on ninety (90) days or less notice without penalty, except for those agreements described in subsection (g) of this Section; or (2) that relates to one or more of the Benefit Plans.

Each Material Contract is a valid and binding obligation of, and enforceable against, PCLI, any of the PCLI Subsidiaries or the member of the Suncor Group that is party thereto and, to the Vendor’s knowledge, each other party to such Material Contract, subject to limitations imposed by bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights and available equitable remedies, and except for such failures to be valid, binding or enforceable as does not have a Material Adverse Effect. None of PCLI, any of the PCLI Subsidiaries or any member of the Suncor Group is in default in any material respect of a Material Contract, and none of PCLI, any of the PCLI Subsidiaries or any member of the Suncor Group has received written notice from any counterparty to a Material Contract of such counterparty’s decision to repudiate, terminate or, in the case of a Material Contract with a unilateral right on the part of the counterparty to renew the term thereof, not renew prior to expiration a Material Contract.

(7) Operations and Assets. Attached as Schedule 3.5(7) is a list of each jurisdiction in which tangible assets owned or used by the Corporations are located.

(8) Consents. Except as specified in Schedule 3.5(8), none of the Corporations nor the Vendor are under any obligation, contractual or otherwise, (i) to request or obtain any Consent or (ii) to give any notice to a counterparty under a Material Contract (but only in respect of Material Contracts where the failure to provide such notice would give rise to an automatic termination right for the counterparty without any remedy period or obligation on the part of the counterparty to first deliver a default notice (or similar notice)):

(a)	by virtue of or in connection with the execution, delivery or performance by the Vendor of this Agreement or the completion of the Transaction;

(b)	to avoid the loss of any Material Contract;

(c)	to avoid the violation, breach or termination of, or any default under, or the creation of any Encumbrance (other than a Permitted Encumbrance) under Applicable Law; or

(d)	in order that the authority and ability of the Corporations to carry on the Business in the Ordinary Course of Business and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the Transaction.

All Material Contracts under which the Corporations or the Vendor are obligated to request or obtain any such Consent are identified in Schedule 3.5(8).

(9) Computer and Communications Equipment. The computer and communications equipment used in the Business and set forth in Schedule 3.5(9) is owned by the Suncor Group and leased to the Corporations. This computer and communications equipment will be transferred to the Corporations in connection with the Vendor Pre-Closing Transactions or, to the extent such equipment is designated as “Shared Suncor Facility” on Schedule 3.5(9), will be made available for use by the Corporations for a period after Closing subject to and pursuant to the terms of the Transition Services Agreement.

(10) Computer Systems. No Corporation is in material default or material breach of any Contract to which it is a party in respect of Computer Systems that are material to the conduct of the Business. To the Vendor’s knowledge, the Computer Systems operated by the Corporations independently of the Vendor or any Affiliate of the Vendor (excluding the Corporations) to operate the Business (i) are in satisfactory working order; (ii) have commercially reasonable security measures (including malware protection), back-ups, disaster recovery arrangements and hardware and software support and maintenance in place; and (iii) have not suffered any material error, breakdown, failure or security breach in the last twelve (12) months which was reportable to a Governmental Authority or has otherwise caused material disruption or material damage to the Business, except as set forth on Schedule 3.5(10).

(11) Privacy. The Vendor and its Affiliates, including the Corporations, have at all times complied with all Applicable Law, as well as their own rules, policies and procedures, relating to privacy, data protection, and the collection, use, storage and disposal of Personal Information collected, used, or held for use in the conduct of the Business. No claim, complaint, action, audit, investigation or proceeding has been asserted or, to the Vendor’s knowledge, threatened alleging an actual or alleged unauthorized access to, or disclosure of, or a violation of any Person’s rights of publicity or privacy or Personal Information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Applicable Law or rule, policy, or procedure related to privacy, data protection, information security, or the collection, use, storage or disposal of Personal Information collected, used, or held for use in the conduct of the Business.

Section 3.6	Employment Matters

(1) Employees and Employment Contracts.

(a)	The Purchaser has been provided with: (i) a list, containing the length of service, seniority, titles, current rates of remuneration, bonus, commission or other compensation eligibility (if any) and hire date of all Employees, directors and officers of the Corporations, and age of all Employees in Canada who are not Unionized Employees, as of the date hereof, the entity that the person is employed by or provides services to, and whether or not such person is absent for any reason such as lay-off, leave of absence or a leave related to workers’ compensation or disability; and (ii) a list indicating how many Employees are near retirement age (at or over 55 years old).

(b)	Except as listed in Schedule 3.6(1)(b) of the Disclosure Certificate, all of the Employees who are not represented by the Unions or the Employee Bargaining Organization are: (i) employed, engaged or retained for an indefinite term; (ii) governed by one of the template forms of employee offer letter provided to the Purchaser; and (iii) can be terminated on a with cause or without cause basis in accordance with the Applicable Laws (for greater certainty, Applicable Laws in this context shall not include contractual agreements) governing the Employees’ employment. Except as listed in Schedule 3.6(1)(b) of the Disclosure Certificate, all contractors of the Corporations may be terminated by the applicable Corporation at any time with or without cause and without any applicable severance or other liability to any Corporation. All non-template employment agreements listed in Schedule 3.6(1)(b) of the Disclosure Certificate and all template forms of employee offer letters have been provided to the Purchaser. Any agreements with Employees providing for notice, pay in lieu of notice of termination or severance beyond what is required by Applicable Laws governing the Employees’ employment have been provided to the Purchaser. To the Vendor’s knowledge, true and complete copies of all employee manuals and handbooks, disclosure materials, policy statements, contracts and other materials relating to the employment of all Corporation directors, officers, employees, contractors and consultants have been provided to the Purchaser. No Designated Employee has given notice, oral or written, of an intention to cease being employed with any of the Corporations, and none of the Corporations intend to terminate the employment of any Designated Employee.

(c)	Except as set forth on Schedule 3.6(1)(c), the Purchaser has been informed of all Employment Law related claims, notices, administrative orders, citations, complaints, summons, writs, charges, proceedings of any kind or demands, or outstanding orders, awards or rulings (“Employment Claims”) against the Corporations pending, or, to the Vendor’s knowledge, threatened or reasonably anticipated against the Corporations, and to the Vendor’s knowledge, there exist no facts which could reasonably be expected to give rise to any Employment Claims. The Vendor has provided to the Purchaser all grievance complaints and responses in the Vendor’s possession related with the claims set forth in Schedule 3.6(1)(c).

(d)	The Corporations: (i) are in compliance in all material respects with all Employment Laws, including contracts and orders, rulings, decrees, judgments or arbitration awards of any arbitrator or any court or other Governmental Authority respecting labour, employment, and benefits; (ii) have withheld and reported all amounts required by Employment Law or Contract to be withheld and reported with respect to wages, salaries and other payments to any director, officer, employee, contractor or consultant; (iii) other than as disclosed in their Books and Records, have no liability for any arrears of wages or any penalty for failure to comply with any of the foregoing; (iv) have no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to any employment or unemployment insurance benefits, plans required by Governmental Authorities, social security or other benefits or obligations for any (other than routine payments to be made in the Ordinary Course of Business and consistent with past practice) director, officer, employee, contractor or consultant; and (v) have accrued for all unpaid vacation pay, wages and other compensation payable to any director, officer, employee, contractor or consultant on their Books and Records. All levies, assessments and penalties made against the Corporations pursuant to the Workplace Safety and Insurance Act, 1997 (Ontario) and any applicable similar law have been paid by PCLI or any of PCLI Subsidiaries.

(e)	Each individual that renders services to any Corporation who is classified by such Corporation as an independent contractor or other non-employee status to the Vendor’s knowledge, is properly so classified for all purposes, including (i) eligibility to participate in any Benefit Plan, and (ii) requirements imposed by applicable law governing the payment of wages, hours of work, overtime, and any other employment-related compensation. No independent contractor is eligible to participate in any Benefit Plan, except for fees for services rendered.

(2) Layoffs/Unions and Employee Bargaining Organizations.

(a)	Except as set out in Schedule 3.6(2), none of the Corporations has engaged in any lay-off or other activities out of the Ordinary Course of Business within the last three years in respect of the Business that would, to the Vendor’s knowledge, violate or in any way subject any of the Corporations to the group termination or lay-off requirements of the Applicable Law of any jurisdictions where the Corporations operate.

(b)	Except as disclosed in Schedule 3.6(2), none of the Corporations is or has been in the last six years bound by, a party to, bargained for or has any duty to bargain for, either directly or by operation of Applicable Law, any collective bargaining agreement, labour agreement or any other labour-related agreements or arrangements with any labour or trade union, labour or trade organization, employee bargaining agency, council of trade unions, affiliated bargaining agents, works council or association which might qualify as any of the foregoing.

(c)	Except as disclosed in Schedule 3.6(2), no labour or trade union, labour or trade organization, employee bargaining agency, council of trade unions, affiliated bargaining agents, works council or association which might qualify as any of the foregoing or group of Employees and Dependent Contractors:

(i)	holds bargaining rights with respect to any of the Employees or Dependent Contractors by way of certification, interim certification, voluntary recognition, designation, successor rights or any other manner;

(ii)	has applied to be certified or requested to be voluntarily recognized as the bargaining agent of any of the Employees or Dependent Contractors, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labour Relations Board or any other labour relations tribunal or authority that pertains to the Employees or Dependent Contractors; or

(iii)	has filed a complaint or charge under any Employment Laws except routine complaints in the Ordinary Course of Business that in the aggregate do not have a Material Adverse Effect.

(d)	Except as disclosed in Schedule 3.6(2), there are no collective bargaining agreements, labour agreements, or any other labour-related agreements or arrangements that pertain to any of the Employees or Dependent Contractors.

(e)	The Corporations have not experienced a work stoppage, strike, lock out or other labour disturbance since the date that is five (5) years prior to the date hereof and there is no work stoppage, strike, lock-out or other labour disturbance currently occurring or threatened.

(f)	The Corporations are not in default with respect to the Employee Bargaining Organization or any collective agreements disclosed in Schedule 3.6(2).

(g)	True and complete copies of all contracts and all applicable documents set out in Schedule 3.6(2) or where those contracts are oral, true, accurate and complete summaries of their terms have been provided to the Purchaser.

(3) Benefit Plans.

(a)	Schedule A to the Human Resources Agreement lists all Benefit Plans. True and complete copies of each written Benefit Plan, as amended to the date of this Agreement have been delivered or made available to the Purchaser. In the case of each unwritten Benefit Plan, a written description which accurately describes all material provisions of such Benefit Plan, has been delivered or made available to the Purchaser. Except as disclosed in Schedule 3.6(3), none of the Benefit Plans is subject to any applicable pension benefits standards legislation, including Section 412 of the Code or Section 302 or Title IV of ERISA, and none of the Benefit Plans provides for, has ever provided for, contains or has ever contained, or includes assets transferred from or in respect of, a “defined benefit provision” as that term is defined in section 147.1(1) of the ITA. None of the Benefit Plans are a MEPP.

(b)	Each Benefit Plan is, and has been, established, registered (where required or necessary to have tax-favoured treatment), qualified (where required or necessary to have tax-favoured treatment), administered, insured, funded and invested, in material compliance with:

(i)	the terms of that Benefit Plan; and

(ii)	all Applicable Law, including applicable Tax Law,

(c)	Except as disclosed in Schedule 3.6(3), none of the Benefit Plans, the Vendor or the Corporations provides or has promised to provide benefits beyond retirement or other termination of service to current and former directors, officers, shareholders, consultants, independent contractors or employees and their respective beneficiaries or dependents.

(d)	All contributions to, and material payments from, each Benefit Plan required under the terms of such plan or Applicable Law have been timely made, and all contributions for any period ending on or before the Effective Closing Time have been accrued (and will be accrued on the Closing Financial Statements) in accordance with the applicable Accounting Standards on a basis consistent with past practice.

(e)	All obligations of the Corporations due prior to the Effective Closing Time under or in respect of, in the case of the Canadian Corporations, the Canada Pension Plan as maintained by the Government of Canada and the Quebec Pension Plan operated by the Government of Quebec and in the case of the other PCLI Subsidiaries, government-sponsored pension and social security programs in other jurisdictions, whether pursuant to the terms thereof or Applicable Law, have been satisfied, and there are no outstanding defaults or violations thereunder by the Corporations.

(f)	Except as disclosed in Schedule 3.6(3), (i) there are no improvements, increases or changes promised to the benefits provided under the Benefit Plans nor is there any pattern of ad hoc benefit increases and none of the Benefit Plans provide for benefit increases or the acceleration of funding obligations or vesting that are contingent on, or will be triggered by, the entering into of this Agreement or the completion of the transactions contemplated by this Agreement and (ii) the entering into of this Agreement or completion of the transactions contemplated by this Agreement will not result in any payment (including bonus, golden parachute, retirement or other enhanced benefit) becoming payable, or the loss of a Tax deduction as a result of such payment, under any Benefit Plan.

(g)	There is no proceeding by any applicable Governmental Authority, including the applicable pension regulator (“Pension Regulator”) and the Canada Revenue Agency, or by any Person (other than routine claims for payment of benefits) pending or, to the knowledge of the Vendor and the Corporations, threatened in respect of any of the Pension Plans or their assets and, to the knowledge of the Vendor and the Corporations, no facts exist which could reasonably be expected to give rise to any such proceeding (other than routine claims for payment of benefits).

(h)	With respect to any Pension Plan and any Benefit Plan which is administered by PCLI or any of the PCLI Subsidiaries or any Benefit Plan listed on Schedule 3.6(3) and which is registered under any Applicable Law, no event has occurred respecting that Benefit Plan which could result in the revocation of that registration or entitle any Person (without the consent of the applicable Corporation) to wind up or terminate that Benefit Plan, in whole or in part.

(i)	No material changes have occurred in respect of each of the Benefits Plans since the date of its most recent actuarial report or other report required by Applicable Law, as applicable, filed with the Pension Regulator, the Canada Revenue Agency and any other applicable Governmental Authority (where applicable) in connection with that Benefit Plan, nor have there been any events occurring prior to the most recent actuarial report or other report required by Applicable Law which are not disclosed in that report which could reasonably be expected to adversely affect the relevant report (including rendering it misleading in any material respect) or to have materially affected the funding or financial status of that Benefit Plan. No Benefit Plan is subject to any retroactive adjustment of premiums, contributions or payments.

(j)	Except as disclosed in Schedule 3.6(3), there has not been any partial wind-up of any Pension Plan or any withdrawal of, application for, or payment of, any surplus or other funds out of any Pension Plan by any Person including the Corporations.

(k)	The Benefit Plans which are administered by PCLI or any of the PCLI Subsidiaries may be amended, terminated or wound-up by the Corporations at any time without incurring any liabilities, costs, expenses or any other obligations, except ordinary administrative costs or expenses relating to that amendment, termination or wind-up.

(l)	All material employee data necessary to administer the Benefit Plans which are administered by PCLI or any of the PCLI Subsidiaries or in which any Employees participate prior to Closing is, and will on Closing continue to be, in the possession of the Corporations and is true, complete and accurate and in a form which is sufficient for the proper administration of the Purchaser Benefit Plans.

(m)	All accruals for unpaid vacation pay, premiums for employment and parental insurance, health premiums, Canada and Québec pension plan premiums, accrued wages, salaries and commissions and Benefit Plan payments have been reflected in the Books and Records.

(n)	On and after Closing, no Corporation will have any obligations or liabilities under or in connection with any Benefit Plan that is not administered by PCLI or any of the PCLI Subsidiaries after the Closing except to the extent expressly addressed in the Human Resources Agreement, including any obligations to make any contribution, premium or any other payment to or in respect of the Pension Plans. On and after Closing, the Corporations may withdraw from or cease to participate in any Benefit Plan that is not administered by the PCLI or any of the PCLI Subsidiaries without incurring any liabilities, costs, expenses or any other obligations except to the extent expressly addressed in the Human Resources Agreement.

(o)	For purposes of this Section 3.6(3), representations with respect to the “Corporations” or the “Benefit Plans” also apply to any ERISA Affiliate.

Section 3.7	Anti-Corruption

(a)	To the Vendor’s knowledge, neither PCLI nor any of the PCLI Subsidiaries, nor any of their respective officers or directors, nor any Person acting for or on behalf of any of them, has violated the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the UK Bribery Act 2010, or any other applicable Law of similar effect in any jurisdiction to which such Person is subject, in the ownership or operation of the Business, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, any applicable anti-money laundering, export control or sanctions law and any rules and regulations issued under any of the foregoing.

(b)	To the Vendor’s knowledge, neither PCLI nor any of the PCLI Subsidiaries, nor any of their respective officers or directors, nor any Person who has acted for or on behalf of them, is the subject or target of any sanction administered or imposed by the government of (i) the United States, including any sanction administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce or the United States Department of State, (ii) Canada, (iii) the United Kingdom, (iv) the Federal Republic of Germany, (v) the European Union or (vi) the People’s Republic of China.

Section 3.8	General Matters

(1) Compliance with Constating Documents, Agreements and Laws. The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by the Vendor, and the completion of the Transaction, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of the Vendor or any of the Corporations:

(a)	under any term or provision of any of the articles, by-laws or other constating documents of the Vendor or the Corporations;

(b)	subject to obtaining the Consents referred to in Schedule 3.5(8), under the terms of any Material Contract to which any of the Corporations is a party or is bound or any material agreement, indenture, instrument or other material obligation or restriction to which the Corporations or the Vendor are a party or are bound;

(c)	subject to obtaining the Required Regulatory Approvals and any Regulatory Approvals referred to in Schedule 3.5(8), under any Applicable Law; or

(d)	under any Order.

(2) Compliance with Laws. The Corporations are not, and have not been in the three (3) year period prior to the date of this Agreement, in material violation of any Applicable Law.

(3) Litigation. Except for the matters referred to in Schedule 3.8(3), there are no actions, applications, complaints, claims, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Corporations) pending or, to the Vendor’s knowledge, threatened, by or against or affecting the Corporations, at law or in equity, or before or by any court or other Governmental Authority, which would reasonably be expected to result in a material liability to the Corporations.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser represents and warrants to the Vendor as stated below and acknowledges that the Vendor is relying on the accuracy of each such representation and warranty in entering into this Agreement and completing the Transaction.

Section 4.1	Status

The Purchaser is a subsisting corporation in good standing under the laws of its jurisdiction of formation and has full corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. The Purchaser is a wholly-owned Subsidiary of HollyFrontier Corporation, a Delaware corporation.

Section 4.2	Due Authorization

The execution and delivery of this Agreement and the consummation of the Transaction have been duly and validly authorized by the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the Transaction.

Section 4.3	Enforceability

This Agreement has been duly and validly executed and delivered by the Purchaser and is a valid and legally binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights generally and to general principles of equity.

Section 4.4	Absence of Conflict

The execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by the Purchaser, and the completion of the Transaction, will not constitute or result in a violation or breach of or default under, or cause the acceleration of any obligations of Purchaser under:

(a)	any term or provision of any of the articles, by-laws or other constating documents of the Purchaser;

(b)	the terms of any material contract or any material indenture, instrument or understanding or other material obligation or restriction to which the Purchaser is a party or by which it is bound; or

(c)	subject to obtaining the Regulatory Approvals, any Order of any court or Governmental Authority or regulatory body or any Applicable Law.

Section 4.5	Investment Canada Act

The Purchaser is a “WTO Investor” within the meaning of the Investment Canada Act (Canada).

Section 4.6	Regulatory Approvals

Except as disclosed on Schedule 4.6, no Regulatory Approval is required on the part of the Purchaser in connection with the execution, delivery and performance of this Agreement or any other documents and agreements to be delivered hereunder or the performance of the obligations of the Purchaser hereunder or thereunder.

Section 4.7	Anti-Corruption

(a)

To the Purchaser’s knowledge, neither the Purchaser, its Affiliates or any of their respective officers or directors, nor any Person acting for or on behalf of any of them, has violated the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act, the Proceeds of Crime (Money

Laundering) and Terrorist Financing Act (Canada), the UK Bribery Act 2010, or any other applicable Law of similar effect in any jurisdiction to which such Person is subject, including Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, any applicable anti-money laundering, export control or sanctions law, and any rules and regulations issued under any of the foregoing.

(b)	To the Purchaser’s knowledge, neither the Purchaser, its Affiliates or any of their respective officers or directors, nor any Person who has acted for or on behalf of them, is the subject or target of any sanction administered or imposed by the government of (i) the United States, including any sanction administered by the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce or the United States Department of State, (ii) Canada, (iii) the United Kingdom, (iv) the Federal Republic of Germany, (v) the European Union or (vi) the People’s Republic of China.

Section 4.8	Litigation

There are no actions, applications, complaints, claims, suits or proceedings, judicial or administrative pending or, to the best of the Purchaser’s knowledge, threatened, by or against or affecting the Purchaser, at law or in equity, or before or by any court or other Governmental Authority, domestic or foreign, which, if determined adversely to the Purchaser, would have a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement and to consummate in a timely manner the Transaction, nor are there grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success. The Purchaser is not subject to any outstanding Order which would have a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement and to consummate in a timely manner the transactions contemplated by this Agreement.

Section 4.9	Financial Ability

The Purchaser has access to the financial resources required to fulfill its obligations under this Agreement and will on or prior to the Effective Closing Time have sufficient immediately available funds, in cash or available through credit facilities, to pay the Purchase Price.

Section 4.10	Solvency

Upon completion of the Transaction, the Purchaser will not:

(a)	be insolvent or left with unreasonably small capital;

(b)	have accrued debts beyond its ability to pay such debts as they mature; or

(c)	have liabilities in excess of the reasonable market value of its assets.

Section 4.11	Investigation

The Purchaser is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Corporations as contemplated hereunder. The Purchaser has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. The Purchaser has had the opportunity to request access to all facilities, personnel, Books and Records and information it considers necessary or appropriate for deciding whether or not to acquire the Purchased Shares and has received all such access that it requested. The Purchaser is relying on its own independent investigation (including business, accounting, legal, tax, financial, human resources, benefits and pensions, environmental, and insurance) of the Corporations, its own analysis, and the representations and warranties of the Vendor set forth in this Agreement in entering into the transactions contemplated by this Agreement.

Section 4.12	Brokers or Finders Fees

The Purchaser has not entered into any agreement which would entitle any Person to a valid claim against the Vendor or any of the Corporations or any of their respective Affiliates for a brokerage commission, finder’s fee or any like payment in respect of the transactions contemplated hereunder.

Section 4.13	Accredited Investor

The Purchaser is an accredited investor within the meaning of National Instrument 45-106 – Prospectus Exemptions.

ARTICLE 5 COVENANTS

Section 5.1	General Covenants of Vendor

During the Interim Period, except in connection with the Vendor Pre-Closing Transactions or the Purchaser Pre-Closing Transactions, to the extent required by Applicable Law, or as otherwise consented to by the Purchaser, and whose consent shall not be unreasonably withheld, the Vendor shall cause the Corporations:

(1) Operations:

(a)	to carry on the Business in the Ordinary Course of Business;

(b)	not to make any capital expenditures or make any commitment therefor in excess of $10,000,000, in each case other than consistent with the Corporations’ capital expenditure budgets;

(c)	not to agree to settle any material dispute with, or any material investigation by, a Governmental Authority;

(d)	not to acquire or agree to acquire any assets that would be material, individually or in the aggregate, to the Business, taken as a whole, except in the Ordinary Course of Business, or to the extent consistent with the Corporations’ capital expenditure budgets; or

(e)	not to enter into any new Contract which would be required to be disclosed on Schedule 3.3(6).

(2) Insurance: to use commercially reasonable efforts to keep in full force their current insurance policies or without permitting any termination, cancellation or lapse thereof, to enter into replacement policies providing coverage equal to or greater than the coverage under those cancelled, terminated or lapsed for substantially similar premiums;

(3) Additional Agreements: not to enter into or assume any agreement, contract or commitment, except (i) agreements, contracts or commitments entered into in the Ordinary Course of Business, (ii) agreements, contracts or commitments which, individually or in the aggregate, are not material to the Corporations taken as a whole, (iii) agreements related to the Vendor Pre-Closing Transactions or (iv) agreements entered into with the prior consent of the Purchaser, not to be unreasonably withheld or delayed;

(4) Employee Remuneration: not to, without the prior written consent of the Purchaser, not to be unreasonably withheld or delayed: (i) increase the compensation of or benefits payable to any director, officer, employee, consultant, contractor or agent of the Corporations other than in the Ordinary Course of Business; (ii) improve the Benefit Plans in any manner other than in the Ordinary Course of Business; (iii) pay to or for the benefit of, or agree to pay to or for the benefit of, any director, officer, employee, consultant, contractor or agent of the Corporations any pension or retirement allowance or other benefit not required by the Benefit Plans or Contracts; or (iv) commit to any new or renewed Benefit Plans, agreement, policy, practice or other arrangement; nor will the Corporations amend any of the arrangements referred to in this Section 5.1(4) now in existence with the exception of Benefit Plans required to be implemented or amended to meet regulatory standards and requirements or as required by Applicable Law or the terms of an applicable Contract;

(5) Representations and Warranties of the Vendor: not to do anything that would cause any of the representations and warranties of the Vendor under this Agreement to be false or misleading such that the condition precedent in Section 6.1(1) is not satisfied at Closing;

(6) Organization and Capitalization: not to (i) authorize for issuance, issue, sell or deliver any shares or other securities of any of the Corporations, (ii) make any change to the capital structure of any of the Corporations, (iii) declare any dividends or make any distributions in respect of the shares of the Corporations except in the Ordinary Course of Business; or (iv) adopt any change to the articles of incorporation, by-laws or other constating documents of any of the Corporations;

(7) Pre-Closing Transactions: to complete the Vendor Pre-Closing Transactions and, subject to Section 5.5, if applicable, the Purchaser Pre-Closing Transactions;

(8) Taxes: unless required under Applicable Laws or unless in connection with an audit initiated by a Governmental Authority, not to make or change any method of Tax accounting, amend any Tax Returns or file claims for Tax refunds, make any tax election or designation, enter into any closing agreement, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset, abatement, reduction, deduction, exemption, credit or other reduction in Tax liability. The Corporations shall withhold and remit from any payment all amounts required by Applicable Law to be withheld and remitted by them;

(9) Indebtedness: to satisfy all outstanding Indebtedness on or prior to the Closing;

(10) Transaction Consents: where Consents are required under any Material Contracts as a result of the change of control of PCLI or any of the PCLI Subsidiaries, the Vendor shall use commercially reasonable efforts to obtain such Consents prior to Closing and for 180 days following the Closing, provided that nothing herein shall require the Vendor to make any payment other than de minimis amounts or amounts which Purchaser agrees to reimburse or grant any benefit to any Person in respect thereof. Further, the Purchaser agrees that except with respect to the Required Contract Consents, the requirement to obtain any other consent, waiver or acknowledgement required under any Contract shall not be a condition precedent to the Closing, nor shall the failure to obtain such consent, waiver or acknowledgement result in any reduction to the Purchase Price payable on Closing or claim by the Purchaser against the Vendor for indemnification under this Agreement. In respect of the Contracts listed in Schedule 3.5(8) under the heading “Indemnifiable Consents”, Vendor will be entitled to take any reasonable actions to mitigate the Damages suffered by the Purchaser Indemnified Parties as a result of the failure to obtain such Consent at or prior to Closing, including making commercially reasonable alternative arrangements. Purchaser (and the Corporations after Closing) will reasonably cooperate with Vendor for the purposes of obtaining the Consents for the Contracts listed in Schedule 3.5(8) under the heading “Indemnifiable Consents”, including consenting to commercially reasonable alternative arrangements for the purposes of mitigating its Damages, and in addition will satisfy any requirements of an assignee specifically required under a relevant Contract and which is a condition of the counterparty’s Consent;

(11) Assignment of Non-PCLI Contracts: with respect to each Contract which is set forth on Schedule 3.5(8) to which none of the Corporations is a party, then (i) to the extent such Contract requires a Consent in connection with the Transaction from one or more counterparties thereto, upon receipt of any such Consent (which for greater certainty, other than in respect of the Required Contract Consents, may occur before or after Closing); or (ii) to the extent such Contract requires the giving of notice to one or more counterparties thereto, or the passage of time after the giving of such notice, in each case prior to the effectiveness of the Transaction with respect to such Contract, Vendor shall promptly give such notice after the date hereof and shall assign such Contract to PCLI in a timely manner following the receipt of such Consent, or the giving of such notice or the passage of such time, as applicable.

Section 5.2	General Covenants of the Purchaser

During the Interim Period, except as otherwise consented to by the Vendor, the Purchaser shall:

(1) Insurance: arrange for all replacement insurance coverage for the Business to be in place effective as of the Effective Closing Time;

(2) Human Resources Agreement: take all steps required to fulfill its obligations under the Human Resources Agreement; and

(3) Representations and Warranties of the Purchaser: not to do anything that would cause any of the representations and warranties of the Purchaser under this Agreement to be false or misleading such that the condition precedent in Section 6.2(1) is not satisfied at Closing.

Section 5.3	Regulatory Approvals

(1) The Purchaser will be responsible for obtaining all of the Regulatory Approvals, provided, that the Vendor shall be responsible for making any filing to a Governmental Authority that the Vendor is (or the Corporations are) required to make under Applicable Law in connection with satisfying the Regulatory Approvals.

(2) The Purchaser will make all required filings and pay all requisite filing fees and applicable Taxes in relation to any filing or application made in respect of the Regulatory Approvals.

(3) Notwithstanding Section 5.3(4) and Section 6.3, and in furtherance of the satisfaction of the condition precedent set forth in Section 6.3(1), the Purchaser will make all reasonable efforts (including agreeing to undertakings and commitments) to obtain (or cause the obtaining of) the Investment Canada Act Approval. Except for the Investment Canada Act Approval, notwithstanding Section 5.3(4) and Section 6.3, the Purchaser will use its best efforts to satisfy (or cause the satisfaction of) the condition precedent set forth in Section 6.3(1) and, without limiting the foregoing, the Purchaser will take, or cause to be taken, all actions and will do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transaction as soon as possible (and in any event by no later than the Outside Date), including by agreeing to sell or hold separate and agreeing to sell, or taking any other action (including agreeing and consenting to (i) restrictions on, or impairment of, its ability to own, manage, operate, or otherwise exercise full ownership rights of, any assets or businesses, or interests in any assets or businesses, and (ii) creating, terminating or amending relationships, contractual rights, obligations, ventures or other arrangements) with respect to, before or after the Closing Date, any assets or businesses, or interests in any assets or businesses, of the Purchaser, its Subsidiaries or the Corporations, as applicable (or agreeing to consent to any such sale or other action, or agreement to sell or take such other action, including by its Subsidiaries or the Corporations, as applicable and as the case may be, of or related to any of its assets or businesses).

Provided, however, that the Purchaser shall not, in connection with the obligations imposed by this Section 5.3(3), be required to take any action to the extent that such action is not conditioned on the consummation of the Transaction.

(4) If the Purchaser or any of its Affiliates receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated by this Agreement, then the Purchaser will make, or cause to be made, as soon as reasonably practicable and after consultation with the Vendor, an appropriate response in compliance with such request.

(5) Subject to Section 5.3(1), Section 5.3(3) and Section 5.3(6), the Parties will use commercially reasonable efforts and work cooperatively in connection with obtaining the Regulatory Approvals, including:

(a)	cooperating with each other in connection with the filings required to obtain each Regulatory Approval, and consulting with each other in relation to each step of the procedure before the relevant Governmental Authorities and as to the contents of all communications with such Governmental Authorities. In particular, to the extent permitted by Applicable Law or Governmental Authority, no Party will make any submission, filing, notification, or communication in relation to the transactions contemplated hereunder without first providing the other Party with a copy of such notification in draft form (subject to reasonable redactions or limiting such draft, or parts thereof, on an outside-counsel-only basis where appropriate) and giving such other Parties a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Authorities, and such first Party will consider in good faith all reasonable comments timely made by the other Parties in this respect;

(b)	furnishing to the other Parties (on an outside-counsel-only basis where appropriate) all information within its possession that is reasonably required for obtaining the Regulatory Approvals; provided, however, that (i) no such information will be required to be provided by a party if it determines, acting reasonably, that the provision of such information would jeopardize any solicitor-client, attorney-client, work product or other legal privilege or that such information is material and competitively sensitive (it being understood, however, that the Parties will cooperate in any reasonable requests that would enable an otherwise required production to occur without so jeopardizing privilege or jeopardizing the confidentiality of any such material and competitively sensitive information) and (ii) in any such case the Parties will cooperate with a view to establishing a mutually satisfactory procedure for providing such information, and the relevant party required to provide such information will provide it directly to such Governmental Authority requiring or requesting such information;

(c)	promptly notifying each other of any communications from or with any Governmental Authority with respect to the transactions contemplated by this Agreement (including promptly providing copies of all written communications on an outside-counsel-only basis where appropriate) and ensuring, to the extent permitted by Applicable Law and by the relevant Governmental Authority, that each of the Parties is entitled to attend any meetings (including telephonic and video meetings) with, or other appearances before, any Governmental Authority with respect to the Transaction;

(d)	consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with relating to the Regulatory Approvals; and

(e)	keeping each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement.

(6) Notwithstanding Section 5.3(5), in respect of the Investment Canada Act Approval and the process of obtaining same, the Vendor (i) shall not be entitled to contact the relevant Governmental Authority or participate in meetings with the relevant Governmental Authority (whether in person, telephone or other communications facility), (ii) shall not be entitled to direct the form or content of any submission, filing, notification or other communication (which form and content shall be within the discretion of the Purchaser), (iii) shall not be entitled to receive or review any draft or final undertakings or commitments made to the relevant Governmental Authority, other than for the purpose of enforcing this Agreement, and (iv) shall provide any comments or input on any submission, filing, notification or other communication as soon as reasonably practicable, and in any event within five (5) Business Days, where requested by the Purchaser or by a Governmental Authority in connection with the Investment Canada Approval, provided that any comments or input to be provided by Vendor is known to or reasonably obtainable by the Vendor. For greater certainty, comments provided by the Vendor need not be accepted by the Purchaser.

(7) Reverse Termination Fee.

(a)	In the event that the Agreement is terminated pursuant to Section 10.2(c) (Occurrence of Outside Date) due to the fact that the condition set forth in Section 6.3(1) (Required Regulatory Approvals) is otherwise not satisfied by the Outside Date, the Purchaser shall pay SIXTY MILLION DOLLARS ($60,000,000) (the “Reverse Termination Fee”) to the Vendor within two (2) Business Days of the occurrence of such termination.

(b)

The Parties acknowledge and agree that because of the unique nature of the subject matter hereof, it is difficult or impossible to determine with precision the actual economic impact as a result of the failure of the Purchaser to satisfy its obligations under this Section 5.3 or any other circumstances giving rise to the obligation of the Purchaser to pay to the Vendor the Reverse Termination Fee. As such, any sums payable under this Section 5.3(7)(b) shall constitute minimum liquidated damages (whether or not expressly stated to be so) and have been agreed to as a genuine, fair and reasonable estimate of the minimum actual damages that will be suffered in the circumstances giving rise thereto. The Purchaser agrees that the amounts of such minimum liquidated damages shall be due and payable to the Vendor regardless of the actual economic impact caused by the circumstances giving rise to the obligation of the Purchaser to pay to the Vendor the Reverse Termination Fee. The Parties agree to waive their right to seek a declaration, judgment or order from a court of competent jurisdiction or other dispute resolution body that this Section 5.3(7)(b) is unenforceable in accordance with Applicable Law or should otherwise be altered or amended in any way. The Parties acknowledge and agree that nothing in this Section 5.3(7)(b)

is intended to cap, waive, derogate from or otherwise limit the right of the Vendor to pursue any claims against the Purchaser it may have as a result of the failure of the Purchaser to satisfy its obligations under Section 5.3 or any other circumstances giving rise to the obligation of the Purchaser to pay to the Vendor the Reverse Termination Fee.

Section 5.4	Access

From the date hereof until the Effective Closing Time, the Vendor shall provide the Purchaser with reasonable access during normal business hours and upon reasonable notice to: (i) the offices, properties and Books and Records (to the extent within the control or reasonable access of the Vendor or the Corporations) of the Corporations to the extent required to facilitate the transition of the Business to the Purchaser, and (ii) the personnel of the Vendor or the Corporations for the purposes of preparing and planning for the transition of the Corporations and the Business to Purchaser on Closing and the Purchaser’s subsequent operation and control thereof; but only to the extent permitted by Applicable Law, and provided that such access does not unreasonably interfere with the normal operations of the Corporations or the Vendor. Notwithstanding the foregoing, Purchaser shall not make any written communications to any of employees of the Corporations (including the Employees) without first providing Vendor with the form of such proposed communication and obtaining the prior written consent of Vendor, such consent not to be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, the Vendor shall not be required to disclose any information to the Purchaser if such disclosure would be reasonably likely to (a) jeopardize any solicitor-client or other legal privilege or (b) contravene any Applicable Law, fiduciary duty or binding agreement entered into prior to the date hereof. None of the Vendor or the Corporations makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 5.4, and the Purchaser may not rely on the accuracy of any such information, in each case other than as expressly set forth in the representations and warranties contained in Article 3 of this Agreement. The information provided pursuant to this Section 5.4 will be held in strict confidence and will be used solely for the purpose of evaluating and effecting the transactions contemplated hereby.

Section 5.5	Purchaser Pre-Closing Transactions

(1) Subject to the Vendor’s approval, which approval shall not be unreasonably withheld, upon the written request of the Purchaser, and solely to the extent that Vendor, in its sole discretion, determines that the actions described herein would not be prejudicial to the Vendor, having regard, without limitation, to the taxation, financial and legal implications thereof, the Vendor shall cause the Corporations to use commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may reasonably request (each, a “Purchaser Pre-Closing Transactions”), and (ii) cooperate with the Purchaser and its advisors in order to facilitate the Purchaser’s determination of the Purchaser Pre-Closing Transactions and any transactions or other steps following the Closing to be undertaken and the manner in which they will be effected. For certainty, the Purchaser Pre-Closing Transactions will not include any transaction that is inconsistent with or adverse to the purpose or intent of a Vendor Pre-Closing Transaction, and neither Vendor’s action or inaction with respect to the Purchaser Pre-Closing Transactions will, regardless of whether it results in a failure by the Vendor to satisfy any of its obligations in this Section 5.5, result in a breach of any covenant, representation or warranty of Vendor, or result in any condition of Closing to not be satisfied.

(2) The Purchaser agrees that it will be responsible for all costs and expenses associated with the Purchaser Pre-Closing Transactions to be carried out at its request and shall indemnify and save harmless the Vendor and the Corporations from and against any and all Taxes, liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Purchaser Pre-Closing Transaction, including any of the foregoing that arise in the event that Closing does not occur.

Section 5.6	Confidentiality

Notwithstanding anything contained in this Agreement or the Confidentiality Agreement (“Confidentiality Agreement”) between the Vendor and HollyFrontier Refining & Marketing dated June 9, 2016 to the contrary, the Purchaser shall continue to be bound by the terms of the Confidentiality Agreement until the later of (i) the Closing or (ii) two (2) years from the date of this Agreement. Upon completion of the Transaction, the Vendor shall hold in strict confidence and shall not disclose Confidential Information to any Person other than the Purchaser, any member of the Suncor Group or any of its or their respective representatives, advisors or agents, and shall not use, and shall cause any Persons to whom such Confidential Information is disclosed (other than the Purchaser or its representative, advisors or agents) not to use, any Confidential Information for any purpose which is competitive with the Business as conducted by the Corporations and the Purchaser after Closing for a period of five (5) years.

Section 5.7	Personal Information Privacy

The Purchaser shall at all times comply with all Privacy Laws governing the protection of Personal Information disclosed or otherwise provided to the Purchaser by the Vendor or the Corporations under this Agreement. Prior to the Closing, the Purchaser shall only collect, use or disclose such Personal Information for the purposes of investigating the Corporations and the Business as contemplated in Section 5.4 and completing the Transaction. The Purchaser shall safeguard all Personal Information collected from the Vendor in accordance with applicable Privacy Laws and in a manner consistent with the degree of sensitivity of the Personal Information and, furthermore, maintain at all times the security and integrity of the Personal Information. The Purchaser shall not make any copies of the Personal Information or any excerpts thereof or in any way re-create the substance or contents of the Personal Information if Closing does not occur for any reason and shall return all Personal Information to the Vendor or destroy such Personal Information at the Vendor’s request. The Purchaser shall:

(a)	promptly after Closing notify all persons whose Personal Information was disclosed, transferred or otherwise provided to the Purchaser that the Transaction has occurred and that their Personal Information has been disclosed to the Purchaser; and

(b)	before and after Closing, only use and disclose the Personal Information for those purposes for which it was collected by the Vendor, unless in accordance with Applicable Law.

Section 5.8	Tax Matters

(1) Stub Period Tax Returns. The Vendor shall cause to be prepared and filed on a timely basis all Tax Returns for the Corporations for any Pre-Closing Tax Period for which Tax Returns are not required to be filed as of the Closing Date, and the Purchaser shall cause to be prepared and filed on a timely basis all Tax Returns for the Corporations for any Straddle Period for which Tax Returns are required to be prepared and filed after the Closing (all Tax Returns referred to in this sentence collectively being referred to herein as the “Stub Period Returns”). The Party responsible for the preparation of an applicable Stub Period Return (the “Preparing Party”) shall prepare each Stub Period Return on a basis consistent with (i) Applicable Laws and (ii) to the extent consistent with Applicable Laws, the past practices and procedures of the Corporations. The Preparing Party shall provide to the other Party (the “Receiving Party”) for its review a draft of each Stub Period Return no later than sixty (60) days in the case of an income Tax Return, and twenty (20) days in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Authorities. The Receiving Party shall notify the Preparing Party in writing within thirty (30) days in the case of an income Tax Return, and ten (10) days in the case of any other Tax Return, after delivery to it of a Stub Period Return if it has any comments with respect to items set forth in such Stub Period Return, including the substance of its comments. To the extent the Preparing Party agrees with the Receiving Party’s comments, then the Tax Returns shall be filed on a basis that reflects such comments. To the extent the Preparing Party does not agree with such comments, the Preparing Party shall notify the Receiving Party in writing no later than two (2) Business Days after receipt of the Receiving Party’s comments specifying the reasons for such disagreement. The Parties shall then make reasonable efforts forthwith to resolve any such disagreements, failing which, the Parties agree to cause the Selected Accountant to resolve such disagreements at least five (5) Business Days prior to the due date therefor (taking into account any available extensions), and any such resolution shall be final and binding upon the Parties. The fees and expenses of the Selected Accountant shall be borne equally by the Parties. Notwithstanding the foregoing, for each Stub Period Return where the Purchaser is the Preparing Party, the Purchaser shall, at the request of the Vendor, cause such return to contain (i) a request to carry back losses, credits or other available tax attributes that are solely attributable to a Pre-Closing Tax Period to such earlier taxation years or periods as are specified by the Vendor in its sole discretion, and/or (ii) an election by the Corporation pursuant to subsection 256(9) of the ITA in respect of its taxation year ending immediately before the acquisition of control of it by the Purchaser. The Purchaser will cause the Corporations to timely remit any Taxes shown as owing on such Stub Period Returns. Vendor shall promptly, and in no event later than five (5) days after the finalization of any Sub Period Return in accordance with provision of this Section 5.8, pay to Purchaser any Vendor Taxes attributable to any such Stub Period Return (except to the extent such Taxes were specifically listed and reflected in the calculation of the Net Working Capital). During the period of time commencing on the date hereof and ending on the date that is one (1) day following the Closing Date, Purchaser shall not, and shall cause PCLI not to, dissolve, wind-up or be part of any amalgamation or merger.

(2) Cooperation Respecting Tax Matters. Each Party shall provide reasonable cooperation to the other Party (and following the Closing, the Purchaser shall cause the Corporations to provide reasonable cooperation to the Vendor) and their respective counsel in respect of Tax matters arising under this Agreement, including making available to each other in a timely fashion such data and other information as may reasonably be required for the preparation, review and filing of all Tax Returns and in order to contest any Tax matter, prepare for any audit by a governmental Authority or to pursue any refund, objection or appeal; and preserving such data and other information until the expiry of any applicable limitation period under Applicable Law with respect to such Tax Returns of the Corporations; provided that, for the avoidance of doubt, neither the Vendor nor any Affiliate of the Vendor shall have any obligation to provide or make available to any Person all or any portion of any Tax Return of the Vendor or of any Affiliate of the Vendor (other than the Corporations).

(3) Tax Notice. If any of the Purchaser Indemnified Parties receive any written proposal to assess or reassess, assessment, reassessment, appeal or notification of similar proceeding with respect to any Tax in respect of which a claim may be made for indemnification under this Agreement (each, a “Tax Notice”), such Purchaser Indemnified Party shall promptly (but in any event within ten (10) days of receipt) deliver a copy of the Tax Notice to the Vendor, together with all correspondence relating to, and any other documents received in respect of, such Tax Notice; provided, however, that failure to give such Tax Notice on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifier shall have been actually prejudiced as a result of such failure.

(4) Tax Contest Carriage. Where a Tax Notice relates to a Pre-Closing Tax Period, provided that the Vendor has, after receiving written notification of a Tax Notice, unconditionally acknowledged in writing its obligation to indemnify the Purchaser Indemnified Parties in respect of such Taxes, the Vendor shall have the exclusive authority to control, at its own expense, any submissions in respect of such Tax Notice and any objection or appeal in respect of such Tax Notice (each, a “Tax Contest”) and may make all decisions in connection with such Tax Contest. Without limiting the foregoing, the Vendor may, in its sole discretion, pursue or forego any and all administrative appeals, proceedings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, contest the Tax Contest in any permissible manner, provided that neither the Vendor nor the Purchaser Indemnified Parties may settle any Tax Contest without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the Purchaser Indemnified Parties shall only require the Vendor’s consent to settle that portion of a Tax Contest that relates to Taxes for any Pre-Closing Tax Period or Taxes for any other Tax Period for which the Vendor must indemnify the Purchaser Indemnified Parties. If the Vendor fails within sixty (60) days of receipt of a Tax Notice to assume control of a Tax Contest in accordance with this Section 5.8(4), then the Vendor shall be deemed to have waived its right to control the Tax Contest and the Purchaser Indemnified Parties shall have the right to settle and/or dispute the matter as they deem reasonable.

(5) Joint Carriage. The Vendor and the Purchaser Indemnified Parties shall jointly control and participate in all proceedings taken in connection with (A) any Tax Contest relating to Taxes for any Straddle Period and (B) any Tax Contest relating partly to Pre-Closing Tax Periods and partly to other taxable periods. Neither the Vendor nor any of the Purchaser Indemnified Parties shall settle any such Tax Contest without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed.

(6) Tax Refunds. Except as provided below, any refunds or credits of Taxes (including any interest paid or credited with respect thereto net of any Taxes paid by any of the Corporations on such interest) of, or with respect to, any of the Corporations for any Pre-Closing Tax Period will be for the account of the Vendor (except to the extent such refunds or credits were reflected in the calculation of the Net Working Capital). The Purchaser shall promptly inform the Vendor of any such refunds or credits to which the Vendor may be entitled hereunder and shall pay to the Vendor an amount equal to the amount of such refunds or credits within 10 days following the date such refunds or credits were paid or credited by the relevant Governmental Authority to any of the Corporations, as applicable. Notwithstanding the foregoing, any Tax refund, credit or other Tax benefit in any Pre-Closing Tax Period attributable or due to the carryback of net operating loss, tax item, tax attribute or other Tax benefit from any Post-Closing Tax Period shall be solely for the account of Purchaser. Any payment made to Vendor pursuant to this Section 5.8 shall constitute an increase to the Purchase Price.

(7) Amendments to Tax Returns. Except as required by Applicable Law or in accordance with Section 5.8(4), none of the Purchaser or any of the Corporations shall, or cause or permit their Affiliates to, without the prior written consent of the Vendor, (a) refile, amend or otherwise modify any Tax Return of any of the Corporations filed for a Pre-Closing Tax Period or Straddle Period, or (b) make any Tax election that would have any retroactive effect to any Pre-Closing Tax Period. The Vendor shall have no liability whatsoever resulting from any action by the Purchaser or any of the Corporations contrary to this Section.

(8) Proration of Taxes. In the case of any Tax that is payable for a Straddle Period, the portion of such Tax relating to the Pre-Closing Tax Period shall equal the portion of such Tax that would have been payable if the relevant Tax period ended on and included the Closing Date. Any payments made prior to the Closing with respect to a Straddle Period shall be taken into account as though the relevant Taxable period ended on the Closing Date.

(9) Vendor Pre-Closing Transactions. Other than the Vendor Pre-Closing Transactions, which shall be implemented as described on Schedule 1.1(172), except in the Ordinary Course of Business, the Vendor shall not undertake any other similar actions relating to structure, corporate organization, reorganization, recapitalization, or intercompany account settlement without the Purchaser’s consent.

Section 5.9	Intercompany Arrangements

The Vendor shall take such action and execute such documents as may be necessary so that concurrently with the completion of the Transaction, all intercompany loans, notes and advances, tax sharing or similar agreements, and all intercompany receivables and payables, in each case among any of the Corporations on the one hand and any of the Suncor Group, on the other hand, shall be settled, discharged or otherwise cancelled, as applicable. In addition, the Vendor shall, take such actions as may be necessary to terminate and cancel, concurrently with the completion of the Transaction, all Contracts between any of the Suncor Group, on the one hand, and any of the Corporations, on the other hand, other than the Ancillary Agreements.

Section 5.10	Director and Officer Tail Policy

At PCLI’s cost and expense, on or prior to the Closing Date, the Vendor will cause PCLI to obtain a tail policy for directors’ and officers’ liability insurance, fiduciary liability and employment practices liability insurance (or insurance policies covering the type of claims covered thereby) effective as of the Effective Closing Time and covering present and former directors, officers, employees and fiduciaries of the Corporations with respect to pre-Closing Date events for a claim period of at least six years from the Closing Date in amount and scope substantially as favourable to the present and former directors, officers, employees and fiduciaries as the coverage applicable to the Corporations’ directors, officers, employees and fiduciaries as of the date hereof. The Purchaser agrees not to amend, reduce or terminate any such insurance policies or the coverage thereunder or to agree to any of the foregoing.

Section 5.11	Access to Books and Records

For a period of six (6) years from the Closing Date or for such longer period as may be required by Applicable Law, the Purchaser will retain all original Books and Records relating to the Corporations existing on the Closing Date. So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement, the Vendor has the right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Corporations. The Purchaser has the right to have its representatives present during any such inspection.

Section 5.12	Director and Officer Liability and Indemnification; Resignations

(1) For a period of seven years after the Closing Date, the Purchaser shall not permit the Corporations to amend, repeal or modify any provision in their respective constating documents or by-laws relating to exculpation or indemnification of former officers and directors in a manner that would adversely affect the rights of former officers and directors in respect of actions or omissions taken before the Effective Closing Time, it being the intent of the Parties that the officers and directors of the Corporations before the Closing shall continue to be entitled to exculpation and indemnification to the greatest extent permitted under the Applicable Law of the jurisdiction governing such entity.

(2) After the Effective Closing Time, the Purchaser shall cause each of the Corporations, as applicable, to exculpate (to the greatest extent permitted by Applicable Law) and indemnify, defend and hold harmless, each of their directors and officers in office immediately before the Effective Closing Time against all damages, costs, obligations, expenses and fees (including reasonable legal fees) to the fullest extent permitted under the constating documents and by-laws of each such entity in effect as of the date of this Agreement.

(3) Prior to the Closing Date, Vendor shall secure such resignations from the officers and directors of the Corporations as Purchaser shall request, such resignations to be effective as of the Effective Closing Time.

Section 5.13	Notice of Condition Not Being Satisfied

During the Interim Period, each Party will promptly, upon becoming aware, give written notice to the other Party of the occurrence of any event or circumstance that would reasonably be expected to result in the first-described Party’s conditions to Closing set out in Section 6.1(1) and (2) or Section 6.2(1) and (2), as applicable, not being satisfied at Closing or would reasonably be expected to give rise to a claim for Damages in favor of any of the Purchaser Indemnified Parties or Vendor Indemnified Parties pursuant to Article 7. The provision of such notice will not limit the defaulting Party’s right to remedy such default prior to the Closing Date.

Section 5.14	Financial Information

At Purchaser’s sole risk, cost and expense (including both internal and external costs and expenses, and including a reasonable charge for Suncor Group employee time, as determined by Vendor acting reasonably), Vendor shall provide audited, consolidated financial statements of the Corporations to Purchaser as reasonably requested by Purchaser to allow Purchaser and its Affiliates to comply with any applicable obligations under the Securities Act of 1933 or the Securities Exchange Act of 1934. If requested by Purchaser, such financial statements (1) shall be prepared in accordance with IFRS, as approved by the International Accounting Standards Board (IASB), (2) shall be accompanied with audited reconciliations to U.S. GAAP, and (3) shall cover any periods required pursuant to Regulation S-X Rules 3-05 and 1-02 (w).

Section 5.15	Restrictive Covenants

Neither the Vendor nor its Affiliates shall, at any time during the five (5) year period following the Closing, directly or indirectly, engage in, or have an interest on behalf of themselves or others in any person, firm, corporation, entity or business that engages in the Business in Canada, the United States, United Kingdom, the Federal Republic of Germany, the European Union, the People’s Republic of China, or any jurisdiction in the world in which the Corporations have conducted the Business in the twelve (12) months prior to this Agreement. The foregoing shall not prevent the Vendor or its Affiliates from: (i) acquiring an interest (by share or asset acquisition, amalgamation or otherwise) in, or otherwise combining with, a non-Affiliate to the extent the business of that non-Affiliate does not primarily relate to the business of manufacturing, supplying and selling lubricants, specialty fluids and greases, (ii) purchasing as a passive investor up to 10% of the securities of any class of any issuer listed on a recognized stock exchange, (iii) performing their obligations or otherwise taking any actions provided for or contemplated in the Ancillary Agreements, (iv) subject to the terms of the Technology Licence Agreement, engaging in, or having an interest in a Person that engages in, directly or indirectly, the Intelligro Business, or (v) engaging in, or having an interest in a Person that engages in, business with the Suncor Group’s wholesale and retail networks in advertising and selling various products, including lubricants. Notwithstanding the foregoing, in the event of the termination or expiry of the Trademark License Agreement, after such termination or expiration, Vendor shall not be prevented from licensing the Intellectual Property that is the subject of the Trademark License Agreement to an unaffiliated third-party licensee, including for the purposes of enabling such third-party licensee to engage in the Business.

Section 5.16	Virtual Data Room

Within three (3) Business Days following the execution of this Agreement and within three (3) Business Days following the Closing Date, Vendor shall deliver to Purchaser an electronic download of the Data Room, which shall reflect all contents of the Data Room as of the date hereof and as of the Closing Date, respectively.

Section 5.17	Insurance Matters

(1) If, after the Closing Date, Purchaser or any of its Affiliates reasonably requires any information regarding claims data, insurance coverage or other information pertaining to a claim or an occurrence that could reasonably be expected to give rise to a claim (including any claims under the Vendor’s or the Corporations’ insurance policies relating to periods prior to the Closing and including any claims made in connection with the matters described in Section 10.1) in order to give notice to, make filings or claims with, pursue coverage or proceeds or seek information from property, casualty, business interruption and other insurance carriers or claims adjustors or administrators, or to adjust, administer or otherwise manage a claim, then Vendor shall provide reasonable and timely assistance at the Purchaser’s sole cost and expense and shall cause such information to be supplied to the Purchaser (or its designee), to the extent such information is in Vendor’s (or its Affiliates’) possession and control or can be reasonably obtained by Vendor (or its Affiliates) promptly upon a written request therefor. In furtherance of the foregoing, if any third party requires the consent of Vendor or any of its Affiliates to the disclosure of claims data, insurance coverage or information maintained by an insurance company or other third party in respect of any claim (including any claims under any Vendor insurance policies relating to periods prior to the Closing), such consent shall not be unreasonably withheld.

(2) Vendor shall use commercially reasonable efforts to purchase an OIL wrap Commercial Market Property/Business Interruption insurance policy in the amounts and coverages set forth on Schedule 5.17. To the extent that the coverage limits are not bound prior to the execution of this Agreement, Vendor shall use commercially reasonable efforts to bind such additional coverage upon request by Purchaser at any time prior to Closing. Purchaser shall reimburse Vendor for the cost of such insurance within ten (10) days of Vendor’s payment of such premiums so long as Purchaser has previously approved the premiums for such insurance. If there is a covered loss under such Property/Business Interruption insurance prior to Closing and such loss constitutes a Major Loss that results in the termination of this Agreement, Vendor shall reimburse Purchaser for all premiums paid by Purchaser for such insurance.

Section 5.18	Guarantee.

In connection with the Closing, to the extent Vendor has not previously been released as a result of the Vendor Pre-Closing Transactions, then, if required for the purposes of obtaining such release, Purchaser will cooperate with Vendor with respect to the replacement by Purchaser or one of its Affiliates of the guarantee obligations in favor of the Corporations described on Schedule 1.1(172) and the release of Vendor therefrom. As part of such cooperation, Purchaser shall deliver to the applicable beneficiary or counterparty replacement or substitute guarantees, letters of credit, or evidence of financial capacity, in each case, reasonably acceptable to the relevant beneficiary or counterparty and in compliance with all applicable agreements and other instruments to which the Purchaser or the Corporations are bound. To the extent the Parties are not successful in obtaining the release of Vendor from such guarantee obligations on or prior to Closing, the Purchaser shall continue to make diligent efforts to obtain such obligations and will indemnify Vendor for any payments required to be made by Vendor on behalf of the Corporations pursuant to any such guarantee obligation.

Section 5.19	Intellectual Property Matters

(1) Within fifteen (15) Business Days following the execution of this Agreement, Vendor shall take the following actions, and any other actions reasonably necessary, at its sole cost, to allow for the assignment of the trademarks set forth on Schedule 5.19 to PCLI:

(a) file a request with the Canadian Intellectual Property Office sufficient to expressly cancel Canadian trademark registration nos. TMA761693, TMA703640 and TMA703641;

(b) file a request (to be approved in advance by Purchaser) with the Canadian Intellectual Property Office to disassociate the following Canadian trademark registrations from any and all associated trademark registrations not otherwise set forth on Schedule 5.19: PETROGLIDE (Canadian Reg. No. 587133) and PETRO-THERM (Canadian Reg. No. 405214); and

(c) file a request with the Canadian Intellectual Property Office sufficient to expressly cancel the Canadian trademark registration for PETRO-CANADA PRECISION (Canadian Reg. No. 391117).

In the event that any of the trademarks set forth on Schedule 5.19 cannot be assigned to PCLI prior to Closing, such trademarks shall be licensed to PCLI pursuant to the Trademark License Agreement and shall be considered “Licensee Marks” as that term is defined in the Trademark License Agreement.

(2) Vendor shall, as soon as reasonably practicable after the date hereof and in any event within sixty (60) days after the Closing, to the extent permitted by Applicable Law, use commercially reasonable efforts to file with any relevant governmental entity (with priority given to filings in Canada, the United States, the European Union and the People’s Republic of China), at Vendor’s sole cost, all documents necessary to update record title to any trademark applications and registrations in the name of Petro-Canada, but only to the extent such trademark applications and registrations relate in a material way to the Business or are contemplated to be transferred to the Business as part of the Vendor Per-Closing Transactions, to reflect the merger of that entity into Vendor. If such process is not complete prior to Closing, Vendor shall fully cooperate with Purchaser (including by providing necessary documentation and powers of attorney) so that Purchaser can complete such filings and recordations.

ARTICLE 6 CONDITIONS

Section 6.1	Purchaser’s Conditions

The obligation of the Purchaser under this Agreement to consummate the Transaction is subject to the conditions set out in this Section 6.1 being satisfied on or before the time specified in Section 9.1 on the Closing Date, which conditions are for the exclusive benefit of the Purchaser and all or any of which may be waived, in whole or in part, by the Purchaser in its sole discretion by Notice given to the Vendor. The Vendor shall use commercially reasonable efforts to cause each of such conditions to be fulfilled or performed at or before the time specified in Section 9.1 on the Closing Date.

(1) Truth of Representation and Warranties. All representations and warranties of the Vendor contained in Article 3(other than the Vendor Fundamental Representations) shall be true in all respects except where the failure to be so true does not, in the aggregate, have a Material Adverse Effect, and each Vendor Fundamental Representation shall be true in all respects, in each of the foregoing cases as of the date of this Agreement and immediately prior to the Closing on the Closing Date (or such other date specified in the applicable representation or warranty) with the same effect as though made on and as of that date (except to the extent that any representation or warranty is affected by the Vendor Pre-Closing Transactions or Purchaser Pre-Closing Transactions or by the Vendor’s compliance with the covenants set forth in Article 5 hereof, or otherwise consented to in writing by the Purchaser), and the Vendor shall have delivered a certificate of a senior officer of the Vendor (solely in such capacity and not in their personal capacity) addressed to the Purchaser to that effect dated the Closing Date.

(2) Vendor Obligations. The Vendor shall have performed in all material respects each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date, and the Vendor shall have delivered a certificate of a senior officer of the Vendor (solely in such capacity and not in their personal capacity) addressed to the Purchaser to that effect dated the Closing Date.

(3) Approvals, Consents, etc. All Required Contract Consents shall have been received.

(4) Major Loss. No Major Loss shall have occurred.

Section 6.2	Vendor’s Conditions

The obligation of the Vendor under this Agreement to consummate the Transaction is subject to the conditions set out in this Section 6.2 being satisfied on or before the time specified in Section 9.1 on the Closing Date, which conditions are for the exclusive benefit of the Vendor and all or any of which may be waived, in whole or in part, by the Vendor in its sole discretion by Notice given to the Purchaser. The Purchaser shall use commercially reasonable efforts to cause each of such conditions to be performed at or before the time specified in Section 9.1 on the Closing Date.

(1) Truth of Representation and Warranties. All representations and warranties of the Purchaser contained in Article 4 shall be true in all material respects, except for representations and warranties that contain a materiality qualification, which shall be true in all respects, as of the date of this Agreement and immediately prior to the Closing on the Closing Date with the same effect as though made on and as of that date (except to the extent that any representation or warranty is affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement, or otherwise consented to in writing by the Vendor), and the Purchaser shall have delivered a certificate of a senior officer of the Purchaser (solely in such capacity and not in their personal capacity) addressed to the Vendor to that effect dated the Closing Date.

(2) Purchaser’s Obligations. The Purchaser shall have performed in all material respects each of its obligations under this Agreement to the extent required to be performed on or before the Closing Date, including preparing for the establishment of the Purchaser Benefit Plans so that the Purchaser may comply with its obligations under the Human Resources Agreement and the Purchaser shall have delivered a certificate of a senior officer of the Purchaser (solely in such capacity and not in their personal capacity) addressed to the Vendor to that effect dated the Closing Date.

(3) Approvals, Consents, etc. All Required Contract Consents shall have been received.

Section 6.3	Conditions Precedent

The completion of the Transaction is subject to the following conditions being fulfilled, or waived, in whole or in part, by both of the Parties, each in their sole discretion, at or before the completion of the Transaction, which conditions are true conditions precedent to the completion of the Transaction. Subject to Section 5.3(1) and Section 5.3(3), the Parties shall use commercially reasonable efforts to cause each of such conditions to be performed at or before the time specified in Section 9.1 on the Closing Date.

(1) Required Regulatory Approvals. All Required Regulatory Approvals shall have been satisfied and shall remain in full force and effect.

(2) Material Adverse Effect. Since the date of this Agreement no event shall have occurred which has a Material Adverse Effect.

(3) Injunction; Illegality. No temporary restraining Order, preliminary or permanent injunction or other Order shall be in effect, in each case relating to or arising out of matters other than the Required Regulatory Approvals and only from or in respect of a Material Jurisdiction, and no law shall have been enacted by or in respect of a Material Jurisdiction, in either case enjoining, prohibiting or otherwise preventing the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, provided that the Vendor and the Purchaser will each use all reasonable efforts required to discharge or otherwise resolve any of the foregoing that result in the condition in this Section 6.3(3) not being satisfied, including taking, or causing to be taken, all reasonable actions and doing, or causing to be done, all reasonable things necessary, proper or advisable under Applicable Law to discharge or resolve the foregoing; provided further that Vendor may not cause any of the Corporations to assume any material obligations or liabilities that would survive the Closing in connection therewith unless Vendor agrees to fully indemnify such Corporations for such liabilities or obligations.

ARTICLE 7 SURVIVAL, REMEDIES AND INDEMNIFICATION

Section 7.1	Failure to Close

If the Closing does not occur due to the intentional breach or repudiation of this Agreement by a Party, or because one of the conditions precedent of a Party has not been satisfied or waived as a result of a breach by the other Party of its representations, warranties or covenants under the Agreement, the non-breaching or non-repudiating Party will be entitled to pursue all remedies under Applicable Law, including the payment of Damages (provided that for the purposes of this Section 7.1, the definition of Damages will be read without reference to the exclusions therein) and, without limiting the foregoing, nothing herein will preclude the non-breaching or non-repudiating Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the other Party set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith, in accordance with Section 7.2.

Section 7.2	Equitable Remedies

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. All defences to the strict enforcement of this Section 7.2 against a Party or any of its Affiliates (including that money damages would be an adequate remedy) are hereby waived.

Section 7.3	Survival

(1) The representations and warranties and related indemnification obligations (except to the extent such obligation survives pursuant to Section 7.8) set forth in this Agreement shall survive the Closing as follows:

(a)	the Vendor Fundamental Representations and the Purchaser Fundamental Representations shall survive the Closing indefinitely;

(b)	the Vendor Environmental Representations shall survive the Closing for a period of three (3) years from the Closing Date (the “Vendor Environmental Representations Survival Period”);

(c)	the representations and warranties relating to Taxes, including the Vendor Additional Tax Representations, shall survive the Closing until the expiry of all applicable periods under Applicable Laws for the assessment or re-assessment of such Taxes; and

(d)	all other representations and warranties of the Parties shall survive the Closing for a period of eighteen (18) months from the Closing Date (the “Representations Survival Period”).

(2) All covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Closing Time shall survive the Closing until fully performed.

(3) All covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall survive the Closing for a period of one year from the Closing Date.

(4) The indemnity in Section 7.4(h) shall survive for a period of three years from the Closing Date.

Section 7.4	Indemnity by the Vendor

Subject to the limitations set forth in this Agreement, from and after the Closing, the Vendor shall be liable for, and as a separate covenant, shall indemnify, defend and hold the Purchaser Indemnified Parties harmless against any Damages arising from:

(a)	any breach of any Vendor Fundamental Representation;

(b)	any breach of any Vendor Environmental Representation;

(c)	any breach of any Vendor Additional Tax Representation; provided that the Purchaser Indemnified Parties shall not be entitled to indemnification pursuant to this Section 7.4(c) to the extent that such Damages constitute Vendor Taxes, indemnification for which will be solely subject to Section 7.4(f);

(d)	any breach of any other representation or warranty of the Vendor contained in this Agreement (other than in Section 3.3(5)) or in any certificate executed and delivered pursuant to this Agreement and, for certainty, none of the Purchaser Indemnified Parties will have any right to have Vendor be liable for, or indemnify, defend and hold them harmless against, any Damages arising from the breach of the representations and warranties of the Vendor in Section 3.3(5) or any certificate executed and delivered pursuant to this Agreement to the extent on account of Section 3.3(5);

(e)	any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any certificate executed and delivered pursuant to this Agreement;

(f)	any Vendor Taxes, to the extent such Tax is not specifically taken into account on the Closing Financial Statements; provided that for purposes of clarity the gross amount of an item shall be specifically taken into account if it is ultimately reflected as a net number due to financial consolidation;

(g)	the Vendor Pre-Closing Transactions;

(h)	the Excluded Pre-Closing Environmental Liabilities; and

(i)

the failure of the Vendor to obtain the Consents listed in Schedule 3.5(8) under the heading “Indemnifiable Consents” on or prior to Closing, to the extent actually required to permit the assignment of the contract, and for greater certainty regardless of whether or not the Vendor has satisfied its obligation to use commercially reasonable efforts to obtain said Consents as described in Section 5.1(10), except to the extent caused by Purchaser’s failure to fulfill its obligations under Section 5.1(10).

Section 7.5	Indemnity by the Purchaser

Subject to the limitations set forth in this Agreement, and except to the extent the Vendor is liable for such Damages pursuant to Section 7.4, from and after the Closing, the Purchaser shall be liable for, and as a separate covenant, shall indemnify, defend and hold the Vendor Indemnified Parties harmless against any Damages:

(a)	arising from any breach of any representation or warranty of the Purchaser contained in this Agreement or in any certificate executed and delivered pursuant to this Agreement;

(b)	arising from any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any certificate executed and delivered pursuant to this Agreement; and

(c)	arising from any Employee claims referenced in Section 8.4;

(d)	arising from the Purchaser Pre-Closing Transactions; and

(e)	arising under Environmental Law and in connection with the real property referred to under the heading “Mississauga Refinery and Related Lands” in Schedule 3.4(2) of the Disclosure Certificate, whether such Damages first arose or accrued prior to, at or following the date hereof.

Section 7.6	Monetary Limitations

(1) Without limiting, and subject to, the further limitations set forth in Section 7.6(2), no claims for indemnification may be made by the Purchaser Indemnified Parties against the Vendor under Section 7.4(b), Section 7.4(c), Section 7.4(d) and Section 7.4(h) in respect of an individual claim unless the amount of the Damages with respect to such claim exceeds FIVE HUNDRED THOUSAND DOLLARS ($500,000) (the “De Minimis Amount”). The amount of Damages with respect to any individual claim that does not exceed the De Minimis Amount, if applicable, will not be taken into account in determining whether or not the total of all Damages exceeds the Basket amount under Section 7.6(2).

(2) No claims for indemnification may be made by the Purchaser Indemnified Parties against the Vendor under Section 7.4(b), Section 7.4(c) Section 7.4(d) or Section 7.4(h) unless the aggregate accumulated amount of Damages for claims meeting the requirement in Section 7.6(1) exceeds 0.5% of the Purchase Price (the “Basket”), in which event the Vendor shall be liable for the aggregate of those Damages from the first dollar.

(3) The maximum aggregate of Damages which the Purchaser Indemnified Parties may recover from the Vendor pursuant to Section 7.4(a), Section 7.4(e), Section 7.4(f) and Section 7.4(g) shall be an amount equal to the Purchase Price.

(4) The maximum aggregate of Damages which the Purchaser Indemnified Parties may recover from the Vendor pursuant to Section 7.4(b), Section 7.4(c), Section 7.4(d), and Section 7.4(h), or pursuant to Section 7.4(e) in respect of a breach of a covenant that was required to be performed at or prior to Closing (other than the obligation to close the Transaction after all conditions to closing set forth in Article 6 have been satisfied or waived), shall not in the aggregate exceed 10% of the Purchase Price.

(5) No claims for indemnification may be made by the Vendor Indemnified Parties against the Purchaser under Section 7.5(a) unless the aggregate accumulated amount of Damages for which the Vendor Indemnified Parties are entitled to be indemnified under Section 7.5(a) exceeds the Basket, in which event the Purchaser shall be liable for the aggregate Damages from the first dollar.

(6) Any claim for Damages by the Purchaser Indemnified Parties made pursuant to Section 7.4(c) shall not extend to Damages to the extent that those Damages arise as a consequence of, any action of the Corporations occurring after the Closing or any action of the Purchaser occurring before or after Closing.

(7) The limitations set forth in Section 7.6(1) through Section 7.6(6) have no application to amounts payable by the Vendor to a Purchaser Indemnified Party or from the Purchaser to a Vendor Indemnified Party on account of the failure by the Vendor or the Purchaser, as applicable to satisfy its obligations under Section 2.5 and Section 5.12.

(8) No claims for indemnification may be made by the Purchaser Indemnified Parties against the Vendor under Section 7.4(i) unless the aggregate accumulated amount of Damages exceeds ONE MILLION DOLLARS ($1,000,000), in which event the Vendor shall be liable for the aggregate of those Damages from the first dollar. The maximum aggregate amount of Damages which the Purchaser Indemnified Parties may recover from the Vendor pursuant to Section 7.4(i) shall be an amount equal to TWENTY-FIVE MILLION DOLLARS ($25,000,000).

Section 7.7	Notice of Claim

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 7, the Indemnified Party shall promptly give written notice thereof (a “Notice of Claim”) to the Indemnifier; provided that, notwithstanding the foregoing, and notwithstanding Section 7.11, with respect to claims made by a Purchaser Indemnified Party for indemnification pursuant to Section 7.4(c), the Purchaser Indemnified Party shall deliver a Tax Notice to Vendor pursuant to Section 5.8(3) and such claim shall thereafter be resolved pursuant to the terms of Section 5.8. Such notice shall specify whether the potential Damages arise as a result of a claim by a non-Affiliated Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages do not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and

(b)	the amount of the potential Damages arising therefrom, if known.

If, the Indemnifier does not receive notice of a particular claim in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifier to the Indemnified Party under this Article 7 shall be reduced to the extent that Damages are incurred by the Indemnifier resulting from the Indemnified Party’s failure to give such notice on a timely basis. Nothing in this Section 7.7 shall be construed to affect the time within which a Notice of Claim must be delivered pursuant to Section 7.8(1) in order to permit recovery pursuant to Section 7.4 or Section 7.5 as the case may be.

Section 7.8	Time Limits for Notice of Claim

(1) Notice by the Purchaser. No Damages may be recovered from the Vendor pursuant to Section 7.4(a) through Section 7.4(i) unless a Notice of Claim is delivered by the Purchaser on or before the following dates:

(a)	with respect to Vendor Fundamental Representations, there is no outside date for Delivery of a Notice of Claim;

(b)	with respect to the Vendor Environmental Representations, on or before the last day of the Vendor Environmental Representations Survival Period;

(c)	with respect to a breach of any other representation or warranty of the Vendor contained in this Agreement or in any certificate executed and delivered pursuant to this Agreement, on or before the last day of the Representations Survival Period;

(d)	with respect to the Excluded Pre-Closing Environmental Liabilities, on or before the third anniversary of the Closing Date;

(e)	with respect to any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor contained in this Agreement or in any certificate executed and delivered pursuant to this Agreement or in respect of the Vendor Pre-Closing Transactions, on or before the sixth anniversary of the Closing Date; and

(f)	with respect to any Vendor Taxes, to the extent that such Tax was not specifically taken into account on the Closing Financial Statements, on or before the ninetieth (90th) day after the closing of the applicable statute of limitations (including any extension thereof); provided that for purposes of clarity the gross amount of an item shall be specifically taken into account if it is ultimately reflected as a net number due to financial consolidation.

Unless a Notice of Claim has been given on or before the dates set out above with respect to each particular representation, warranty, covenant and agreement, the Vendor shall be released on such date from all obligations in respect of that particular representation, warranty, covenant or agreement and from the obligation to indemnify the Purchaser Indemnified Parties in respect thereof pursuant to Section 7.4(a) through Section 7.4(i), as the case may be.

(2) Notice by the Vendor. No Damages may be recovered from the Purchaser pursuant to Section 7.5(a) through Section 7.5(d) unless a Notice of Claim is delivered by the Vendor on or before the following dates:

(a)	with respect to Purchaser Fundamental Representations, there is no outside date for Delivery of a Notice of Claim; and

(b)	with respect to a breach of any other representation or warranty of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, or in respect of the Purchaser Pre-Closing Transactions, on or before the last day of the Representations Survival Period;

(c)	with respect to any breach or any non-fulfilment of any covenant or agreement on the part of the Purchaser contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, on or before the sixth anniversary of the Closing Date.

Unless a Notice of Claim has been given on or before the dates set out above with respect to each particular representation, warranty, covenant and agreement, the Purchaser shall be released on such date from all obligations in respect of that particular representation, warranty, covenant or agreement and from the obligation to indemnify the Vendor Indemnified Parties in respect thereof pursuant to Section 7.5(a) through Section 7.5(d) as the case may be.

(3) Waiver of Potential Defence. If the date by which a Notice of Claim must be given as set out in Section 7.8(1) or Section 7.8(2) in respect of a particular representation, warranty, covenant or agreement has passed, an Indemnified Party that might otherwise have been entitled to indemnification had such date not passed shall not be entitled to assert a right to give a Notice of Claim on the basis that it did not know and could not reasonably have known of the existence of the breach of that representation, warranty, covenant or agreement, or of any other element necessary to make a claim for Damages in respect thereof prior to such date. Each Party irrevocably agrees not to assert in any proceeding that it should be relieved from any of the provisions of this Article 7 by reason that it did not know and could not reasonably have known of the existence of any breach of representation, warranty, covenant or agreement or of any other element necessary to make a claim for Damages in respect thereof.

Section 7.9	Notice of and the Defence of Third Party Claims

With respect to a Third Party Claim, the Indemnifier shall have the right to participate in or, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of the Notice of Claim with respect to such Third Party Claim and subject to the rights of any insurer or other third party having potential liability therefor, to elect to assume the defence of such Third Party Claim at the Indemnifier’s own expense and by the Indemnifier’s own counsel, and the Indemnified Party shall have the right to participate in the defence of any Third Party Claim assisted by counsel of its own choosing. The Indemnified Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnifier.

Section 7.10	Assistance for Third Party Claims

The Indemnifier and the Indemnified Party shall use all reasonable efforts to make available to the party which is undertaking and controlling the defence of any Third Party Claim:

(a)	those employees whose assistance, testimony or presence is necessary to assist such party in evaluating and in defending any Third Party Claim; and

(b)	all documents, records and other materials in the possession of such party reasonably required by such party for its use in defending any Third Party Claim,

and shall otherwise co-operate with the party defending such Third Party Claim.

Section 7.11	Settlement of Third Party Claims

Subject to the proviso in Section 7.7, if an Indemnifier elects to assume the defence of any Third Party Claim as provided in Section 7.9, the Indemnifier shall not be liable for any legal expenses subsequently incurred by the Indemnified Party in connection with the defence of such Third Party Claim. However, if the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take steps to defend diligently such Third Party Claim, the Indemnified Party may, at its option and on thirty (30) days written notice to the Indemnifier, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall, subject to Section 7.6, be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, the Indemnifier shall not, while defending such Third Party Claim, thereafter enter into any compromise or settlement of any Third Party Claim; provided, however, that if the terms of the proposed settlement involved solely the payment of money by the Indemnifier and such consent is not obtained for any reason, the liability of the Indemnifier shall be limited to the proposed settlement amount.

Section 7.12	Direct Claims

With respect to a Direct Claim, the Indemnifier shall have a period of 30 days from receipt of a Notice of Claim in respect thereof within which to investigate and respond to the Indemnified Party in writing to such Direct Claim. If the Indemnifier shall object to the indemnification of the Indemnified Party in respect of such Direct Claim, the Indemnifier shall specify in reasonable particularity the basis for such objection, and the Indemnifier and the Indemnified Party shall, within 30 days of the Indemnified Party’s receipt of such objection, attempt to agree in good faith upon the rights of the respective parties with respect to such Direct Claim to which Indemnifier shall have objected. If the Indemnifier and the Indemnified Party are unable to agree as to indemnification, the Indemnified Party shall be permitted to submit such disputes to the courts as set forth in Section 11.12. The Indemnified Party shall make available to the Indemnifier the information relied upon by the Indemnified Party to substantiate its right to be indemnified, together with all other information as may be reasonably requested by the Indemnifier. If the Indemnifier does not so respond within such period, the Indemnifier shall be deemed to have rejected such Direct Claim, in which event the Indemnified Party shall be free to pursue such remedies as may be available to it.

Section 7.13	Reductions and Subrogation

If the amount of Damages incurred by an Indemnified Party at any time subsequent to the making of an Indemnity Payment is reduced by:

(a)	any net Tax benefit actually realized (whether by refund or by a reduction in Taxes otherwise payable) by the Indemnified Party in the taxable year in which such Damages were incurred, in any carryback Tax period prior to the taxable year in which such Damages were incurred, or the single Tax year immediately following the taxable year in which such Damages were incurred; provided that Damages shall be increased by any Tax costs, basis reduction, fees or expenses incurred as a result of the Damages or receipt of an Indemnity Payment. For purposes of this Section 7.13(a), the amount of any “Tax benefits actually realized” shall equal the excess, if any, of (i) the hypothetical Tax liability of the Indemnified Party calculated by excluding the relevant Tax deductions attributable to such Damages, over (ii) the actual Tax liability of the Indemnified Party calculated by taking into account the relevant Tax deductions attributable to such Damages and treating such deductions as the last items in such calculation; or

(b)	any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person,

the amount of such reduction (less any costs, expenses (including Taxes) or premiums incurred in connection therewith) shall promptly be repaid by the Indemnified Party to the Indemnifier. Upon making a full Indemnity Payment, the Indemnifier shall, to the extent of such Indemnity Payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Damages to which the Indemnity Payment relates. Until the Indemnified Party recovers full payment of its Damages, any and all claims of the Indemnifier against any such third party on account of such Indemnity Payment shall be postponed and subrogated in right of payment to the Indemnified Party’s rights against such third party. The applicable Indemnified Parties shall use commercially reasonable efforts to recover from insurance policies or other applicable sources of recovery the maximum portion of any Damages of such Indemnified Parties.

Section 7.14	Exclusive Remedy

From and after the Closing, the equitable remedies and the rights of indemnity set forth in this Article 7 are the sole and exclusive remedy of each Party and its Indemnified Parties in respect of any misrepresentation, breach of warranty or breach or non-fulfillment of covenant by the other Party hereunder, whether occurring before or after Closing. Accordingly, each Party waives, from and after the Closing, any and all rights, remedies and claims that such Party and its Indemnified Parties may have against the other, whether at law, under any statute or in equity (including claims arising under any Environmental Laws, claims for breach of contract, breach of representation and warranty, negligent misrepresentation and all claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transactions contemplated by this Agreement other than the rights of indemnity and equitable remedies as expressly provided for in this Article 7 and other than those arising from fraud or wilful misconduct.

Section 7.15	General Limitations

An Indemnifier shall have no liability to an Indemnified Party hereunder:

(a)	for any liability which arises solely by reason of a proposed or actual enactment or change of any applicable Tax Law applicable after Closing;

(b)	for any liability that arises as a result of any legislation not in force on the date hereof which takes effect retrospectively;

(c)	in respect of any matter or thing done or omitted to be done after the date hereof by or at the direction or with the written consent of the Indemnified Party;

(d)	to the extent that provision or reserve in respect of the matter giving rise to such liability is made in the Closing Financial Statements; or

(e)	if the claim is based upon a liability which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable.

Section 7.16	Duty to Mitigate.

The Parties shall have a duty to mitigate any Damages in accordance with Applicable Law.

ARTICLE 8 EMPLOYEE MATTERS

Section 8.1	Human Resources Agreement

On or prior to the Closing Date, the Parties will enter into the Human Resources Agreement.

Section 8.2	Purchaser Benefit Plans

The Purchaser will or will cause the Corporations to establish benefit plans for the Employees on the basis set forth in the Human Resources Agreement effective as of the Effective Closing Time (the “Purchaser Benefit Plans”).

Section 8.3	Continued Terms and Conditions of Employment

Subject to Closing, the Purchaser agrees to cause the Corporations to maintain the terms and conditions outlined in the Human Resources Agreement, including with respect to the time periods specified therein, with respect to all Employees employed by the Corporations post-Closing.

Section 8.4	Employees and Unionized Employees

(1) For greater certainty, the Employees, including the Unionized Employees and the Employees in the Employee Bargaining Organization, the Employee Bargaining Organization and the Unions, will not be entitled to any rights or privileges under this Agreement or the Human Resources Agreement.

(2) The Purchaser shall, at its cost and expense, (i) establish an entity capable of employing the Employees situated in the Netherlands effective upon Closing, and (ii) at least four days prior to Closing, extend offers of employment to such Employees on terms and conditions substantially similar in the aggregate to those governing such Employees as of that date.

Section 8.5	Employee Liability

(1) The Purchaser shall cause the Corporation to be responsible for the following liabilities to the extent that they arise after the Effective Closing Time:

(a)	All liabilities for salary, wages, bonuses, commissions, vacation pay, payroll, taxes, remittances and other compensation relating to employment of all Employees and all liabilities under or in respect of pension and benefit matters, the whole to be more fully set out in the Human Resources Agreement;

(b)	All liabilities for notice, indemnity in lieu of notice, severance, change of control or other termination costs incurred with respect to any Employees terminated for any reason after the Effective Closing Time;

(c)	All liabilities for claims for injury, disability, death or workers’ compensation arising from or related to employment of the Employees, to the extent that they result from any act, omission, occurrence or event which occurs after the Effective Closing Time;

(d)	All employment-related claims, penalties and assessments in respect of the Business, to the extent that they result from any act, omission, occurrence or event which occurs after the Effective Closing Time; and

(e)	All liabilities for claims for actual or constructive dismissal and all related costs in respect of any such claims by any Employees based on a lack of equivalency (financial or otherwise) of the Purchaser Benefit Plans as compared to the Benefit Plans.

(2) Subject to Closing, the Purchaser shall be responsible for any notice, indemnity in lieu of notice, severance, change of control or other termination costs incurred with respect to any Employees situated in the Netherlands who do not accept employment with the entity established by the Purchaser pursuant to Section 8.4(2), whether such liabilities arise prior to or after the Effective Closing Time.

ARTICLE 9 CLOSING

Section 9.1	Closing

The completion of the Transaction shall take place at 10:00 a.m. on the Closing Date at the offices of Blake, Cassels & Graydon LLP, 199 Bay St, Suite 4000, Toronto, Ontario, or at such other time and place on the Closing Date as agreed to by the Parties.

Section 9.2	Closing Procedures

Subject to the satisfaction or waiver by the relevant Party of the conditions of Closing set forth in Article 6, at the completion of the Transaction, the Vendor will deliver to the Purchaser a certificate or certificates representing the Purchased Shares duly endorsed for transfer and the Purchaser shall pay and satisfy the Purchase Price in accordance with Section 2.2. In addition, at Closing each of the Vendor and the Purchaser will deliver to the other Party the Ancillary Agreements and any other documents, instruments or certificates reasonably required (having regard to those documents, instruments and certificates customarily delivered by parties in similar transactions) by the other Party at Closing, in each case duly and validly executed by the delivering Party (if applicable).

ARTICLE 10 TERMINATION

Section 10.1	Risk of Loss

Notwithstanding any other provision of this Agreement, if, prior to Closing, all or any part of any of the Corporation’s assets are destroyed or damaged by fire or any other casualty (a “Casualty”) or are appropriated, expropriated or seized by any Governmental Authority (a “Taking”), but which, (a) in the case of a Casualty, does not have a cost to repair (including cost of any remediation necessary to restore the affected assets to their condition prior to such Casualty) as reasonably determined by Vendor in excess of $150,000,000, or (b) in the case of a Taking, does not have a Material Adverse Effect, the representations and warranties of the Vendor that are not true and correct in all material respects as of the Closing Date solely as a result of such destruction, damage, appropriation, expropriation or seizure will be deemed to be true and correct in all material respects as of the Closing Date for all purposes of this Agreement, and each of such Casualty, in and of itself, and such appropriation, expropriation or seizure will be deemed to not constitute a Material Adverse Effect. The Purchaser will complete the transactions contemplated by this Agreement with a reduction of the Purchase Price equal to the amount of any applicable then-unpaid deductible amounts related to insurance covering such event, in which case all proceeds of any insurance or compensation (including applicable coverage amounts in excess of $150,000,000) will be payable to the Purchaser, and all right and claim of the Vendor to any such amounts not used for repair by the Closing Date are hereby assigned by Vendor and its Affiliates to the Purchaser. Any Casualty having a cost to repair (including cost of any remediation necessary to restore the affected assets to their condition prior to such Casualty) as reasonably determined by Vendor in excess of $150,000,000 and any Taking that has a Material Adverse Effect shall be referred to in this Agreement as a “Major Loss”. For certainty, nothing contained in this Section 10.1 shall be construed to require the Vendor or the Corporations to obtain or maintain any insurance coverages in excess of those contemplated in Section 5.1(2) and Section 5.17.

Section 10.2	Termination Rights

This Agreement may be terminated on or prior to the Closing Date as follows and in no other manner:

(a)	by mutual written agreement of the Vendor and the Purchaser;

(b)	by (i) the Purchaser if a condition in Section 6.1 (other than those conditions that by their terms are to be satisfied at Closing) is not satisfied or fully waived by the Purchaser at least five (5) Business Days prior to the Outside Date, (ii) the Purchaser if a condition in Section 6.1 that by its nature is intended to be satisfied at the Closing is not satisfied or fully waived by the Purchaser at Closing, (iii) the Vendor if a condition in Section 6.2 (other than those conditions that by their terms are to be satisfied at Closing) is not satisfied or fully waived by the Vendor at least five (5) Business Days prior to the Outside Date, (iv) the Vendor if a condition in Section 6.2 that by its nature is intended to be satisfied at the Closing is not satisfied or fully waived by the Vendor at the Closing, or (v) either Party if the condition in Section 6.3(2) or Section 6.3(3) is not satisfied or fully waived by both Parties at least five (5) Business Days prior to the Outside Date; provided that the rights to terminate as provided for in (i) through (v) above will only be exercisable by the applicable Party in circumstances where the failure of the applicable condition to be satisfied did not arise due to a misrepresentation or breach of warranty made by that Party, or the failure of that Party to perform or observe any of the covenants or agreements to be performed by such Party under this Agreement; and

(c)

by the Vendor if the completion of the Transaction has not occurred on or before the date that is one hundred twenty (120) days following the date of this Agreement (as such date may be postponed as set forth below, the “Outside Date”) due to the failure of the condition set forth in Section 6.3(1), provided that if on such date the condition set forth in Section 6.3(1) (Required Regulatory Approvals) shall not have been satisfied and all other conditions set forth in Section 6.2 and Section 6.3 (other than those conditions that by their terms are to be satisfied at Closing) shall have been satisfied, the Purchaser shall have the right to postpone the Outside Date (i) by an initial period of up to forty five (45) days by Purchaser’s delivery of the applicable Extension Notice and, (ii) by a subsequent period of up to forty five (45) days by Purchaser’s delivery of the applicable Extension Notice; it being agreed that (A) five (5) Business Days prior to the expiry of the Outside Date or the expiry of any extension period referenced above, the Purchaser shall irrevocably advise the Vendor in writing whether it will elect to postpone the Outside Date (in each case an “Extension Notice”), and (B) the latest Outside Date resulting from all such extensions, if exercised, would occur two hundred and ten (210) days from the date of this Agreement, and further provided that the Vendor may not terminate this Agreement pursuant to this Section 10.2(c) as a result of the non-satisfaction of the condition in Section 6.3(1) (Required Regulatory Approvals) if such non-satisfaction has been caused by, or is a result of, the failure of the Vendor to perform any of its covenants under this Agreement related to the obtaining of the Required Regulatory Approvals.

Section 10.3	Effect of Termination

(1) Each Party’s right of termination under this Article 10 is in addition to any other rights it may have under this Agreement. If a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part as provided in this Agreement.

(2) If this Agreement is terminated pursuant to Section 10.2, all obligations of the Parties under this Agreement will terminate, except that each Party’s obligations under Section 5.3(5)(e), Section 5.5(2), Section 5.6, Section 5.7, Section 7.1, Section 11.5 and Section 11.7 will survive such termination.

ARTICLE 11 MISCELLANEOUS

Section 11.1	No Other Warranties or Representations

The Purchaser will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. The Purchaser will accept the Business in the condition it is on the Closing Date based upon its own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Vendor, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges that the Vendor makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to the Purchaser of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or any of the Corporations or the future business and operations of any of the Corporations or (ii) any other information or documents made available to the Purchaser or its counsel, accountants or advisors with respect to the Business or any of the Corporations or their respective businesses or operations, except as expressly set forth in this Agreement.

Section 11.2	Privilege

It is acknowledged by each of the Parties that Blake, Cassels & Graydon LLP has represented the Vendor and the Corporations in connection with the transactions contemplated by this Agreement. The Purchaser on its own behalf and on behalf of the Corporations post-Closing agrees that any advice given or communications exchanged between Blake, Cassels & Graydon LLP and the Vendor solely in connection with the transactions contemplated by this Agreement the fees in respect of which are not paid by the Corporations shall not be subject to any joint privilege with the Corporations and is and shall be owned solely by the Vendor. For certainty, any solicitor-client privilege, solicitor work product protection, and expectation of client confidence attaching as a result of Blake, Cassels & Graydon LLP’s representation of the Vendor or the Corporations in connection with the transactions contemplated by this Agreement, and all information and documents covered by such privilege or protection, shall belong to and be controlled by the Vendor, and may be waived only by the Vendor, and not the Corporations, and shall not pass to or be claimed or used by the Purchaser or the Corporations in connection with any claim for Damages pursuant to this Agreement or otherwise.

Section 11.3	Further Assurances

(1) Each Party shall from time to time promptly execute and deliver all further documents and take all further action reasonably necessary to give effect to the provisions of this Agreement.

(2) Without limiting the generality of the foregoing:

(a)	to the extent that the Vendor or the Purchaser discovers following the Closing Date that any (i) Intellectual Property (other than the Intellectual Property contemplated in the Trademark Licence Agreement), (ii) documentation related to the Confidential Information necessary to manufacture each of the products of the Business, or (iii) Onsite Hardware or Computer Systems, in each case, necessary for the conduct of the Business in the Ordinary Course of the Business is not owned or available for use by the Corporations and is owned or available for use by a member of the Suncor Group, then:

(i)	if such property, interest or right was, prior to the Closing, used exclusively in the conduct of the Business, as soon as reasonably practicable, the Vendor will cause the transfer of such property, interest or right to PCLI, for no additional consideration, subject to obtaining all applicable Consents or other approvals required therefor (which the Vendor will make reasonable commercial efforts to obtain); or

(ii)	if such property, interest or right was, prior to the Closing, not used exclusively in the conduct of the Business, the Vendor will use all reasonable efforts to make such property, interest or right available to the Corporations pursuant to the Transition Services Agreement for the remainder of the term thereof, subject to obtaining all applicable Consents or other approvals required therefor (which the Vendor will make reasonable commercial efforts to obtain); and

(b)	to the extent that the Vendor or the Purchaser discovers following the Closing Date that any property, interest or right is held by the Corporations that was intended to be transferred to a member of the Suncor Group pursuant to the Vendor Pre-Closing Transactions or Purchaser Pre-Closing Transactions, the Purchaser will cause the transfer of such property, interest or right, without any representation or warranty, to the Vendor or one of its Affiliates, subject to obtaining all applicable consents or other approvals required therefor (which the Purchaser will make reasonable commercial efforts to obtain).

(3) Notwithstanding the foregoing, this Section 11.3 does not apply to: (a) any software licensed to the Corporations pursuant to any Vendor enterprise agreement; and (b) any related services agreement.

Section 11.4	Schedules

The Schedules have been arranged, for purposes of convenience only, as separately titled Schedules corresponding to the applicable Sections of this Agreement. Any information set forth in any Schedule or incorporated in any Section of this Agreement shall be considered to have been set forth in each other Schedule solely to the extent the relevance of such information to such Schedule is reasonably apparent on the face of such Schedule and shall be deemed to modify the representations and warranties in this Agreement whether or not such representations and warranties refer to such Schedule to the extent its relevance to such representations or warranties is apparent on its face. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts, or higher or lower amounts, or the items so included or other items, are or are not required to be disclosed or are within or outside of the Ordinary Course of Business. The information contained in the Schedules is disclosed solely for the purposes of this Agreement, and no information contained therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever. Notwithstanding the use of the terms “material” and “Material Adverse Effect” in this Agreement, the inclusion of any particular disclosure in the Schedules shall not, in and of itself, mean that the item or matter so disclosed is material, represents a material exception, fact or effect, is required to be disclosed, or constitutes a Material Adverse Effect. Such disclosure shall not be used as a basis for interpreting the term “material,” “materially,” “materiality,” “Material Adverse Effect” or any similar qualification in this Agreement. The Schedules and the information and disclosures contained in the Schedules are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants. The headings contained in the Schedules are included for convenience and reference only, and are not intended to limit the effect of the disclosures contained in the Schedules or to expand, modify or influence the scope of the information required to be disclosed in the Schedules or the interpretation of this Agreement. Any reference in this Agreement or any other Schedule to a Schedule shall be deemed to include such Schedule as attached to the Disclosure Certificate, and each Schedule attached to the Disclosure Certificate shall be deemed to be attached as a Schedule to this Agreement and shall form a part thereof as though it were attached.

Section 11.5	No Disclosure

(1) Except as expressly provided below, no press release, public statement or announcement or other public disclosure (a “Public Statement”) with respect to this Agreement or the Transaction may be made by either Party prior to Closing except with the prior written consent and joint approval of the Vendor and the Purchaser.

(2) Notwithstanding the forgoing either Party may, without the consent of the other Party:

(a)	make such disclosure as is required in order to obtain any required Consent or Regulatory Approval contemplated by this Agreement; and

(b)	make full disclosure of this Agreement and the Transaction if the same is required by any stock exchange on which any of the securities of such Party or any of its Affiliates are listed or by any security commission or other similar regulatory authority having jurisdiction over such party or any of its Affiliates, and if such disclosure is required, the Party making the disclosure shall use commercially reasonable efforts to give prior oral or written Notice to the other Party together with any opportunity to comment on the proposed form, nature and extent of such disclosure, and if such prior Notice is not possible, to give such Notice immediately following the making of such disclosure.

(3) Where the Public Statement is otherwise required by Applicable Law or a Governmental Authority, the Party required to make the Public Statement will use its commercially reasonable efforts to obtain the approval of the other Party as to the form, nature and extent of the disclosure.

Section 11.6	Brokers

Each of the Parties shall be responsible for any fees or commissions payable to any broker, finder, investment banker or other intermediary retained by such Party in connection with the transactions contemplated by this Agreement.

Section 11.7	Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated by them. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 11.8	Third Party Beneficiaries

Except as otherwise provided in Article 7, the Vendor and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. Except for the Indemnified Parties, no Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Parties.

Section 11.9	Notice

Unless otherwise specified, each Notice to a Party must be given in writing and delivered personally or by courier, sent by prepaid registered mail or transmitted by e-mail (with a required copy sent by courier or prepaid registered mail) to the Party as follows:

If to the Vendor:

Suncor Energy Inc.

2489 North Sheridan Way

Mississauga, Ontario

L5K 1A8

Attention: Joe Vetrone

E-mail: jvetrone@suncor.com

with a copy to:

Suncor Energy Inc.

P.O. Box 2844, 150 - 6 Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

Attention: Janice Odegaard, Senior Vice President and General Counsel

E-mail: jodegaard@suncor.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

3500 855 2nd Street SW

Calgary, AB T2P 4J8

Attention: Peter Keohane

E-mail: peter.keohane@blakes.com

If to the Purchaser:

c/o HollyFrontier Corporation

2828 North Harwood Street, Suite 1300

Dallas, TX 75201

Attention: President, PCLI

E-mail: presidentPCLI@HollyFrontier.com

with a copy to:

c/o HollyFrontier Corporation

2828 North Harwood Street, Suite 1300

Dallas, TX 75201

Attention: Thomas Creery

E-mail: Thomas.Creery@HollyFrontier.com

with a copy to:

c/o HollyFrontier Corporation

2828 North Harwood Street, Suite 1300

Dallas, TX 75201

Attention: Denise McWatters

E-mail: Denise.McWatters@HollyFrontier.com

with a copy to:

c/o HollyFrontier Corporation

2828 North Harwood, Suite 1300

Dallas, TX 75201

Attention: General Counsel

E-mail: generalcounsel@HollyFrontier.com

with a copy (which shall not constitute notice) to:

Morgan Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attention: Benjamin Wills

E-mail: Benjamin.Wills@MorganLewis.com

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais

Bay Adelaide Centre, East Tower

22 Adelaide Street West

Suite 3400

Toronto, ON, Canada

M5H 4E3

Attention: James Elder

E-mail: jelder@blg.com

or to any other address, e-mail number or Person that the Party designates. Any Notice, if delivered personally or by courier, will be deemed to have been given when actually received, if transmitted by e-mail before 3:00 p.m. on a Business Day, will be deemed to have been given on that Business Day, and if transmitted by e-mail after 3:00 p.m. on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission. Each Party may at any time, and from time to time, amend the notice provisions set forth above for such Party by providing a Notice to such effect in accordance with this Section.

Section 11.10	Time

For every provision of this Agreement, time is of the essence.

Section 11.11	Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

Section 11.12	Submission to Jurisdiction

Each Party agrees: (i) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (ii) that it irrevocably waives any right to, and will not, oppose any such Ontario action or proceeding on any jurisdictional basis, including forum non conveniens; and (iii) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an Ontario court as contemplated by this Section 11.12. Each of the Vendor and the Purchaser irrevocably appoints the respective Persons identified in Section 11.9 as its agent to receive on its behalf service of summons and any other legal process which may be served in any action, suit or proceeding. Such service may be made by mailing or delivering a copy of such process to the applicable party in care of its agent at the address given in Section 11.9 and each of the Parties hereby irrevocably authorizes and directs the respective agents to accept such service on their behalf. If and to the extent that such service and any summons or other legal process cannot for any reason be effected upon the applicable agent as in this Agreement provided, each of the Parties further irrevocably consents to the service of any and all legal process in any such action, suit or proceeding by the mailing of copies of such process in the manner specified in Section 11.9. Nothing in this Section 11.12 shall affect the rights of the Parties to serve legal process in any other manner permitted by Applicable Law.

Section 11.13	Entire Agreement

This Agreement together with the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth herein and in the Ancillary Agreements. The Parties are not relying on any other information, discussion or understanding in entering into this Agreement and the Ancillary Agreements and completing the Transaction.

Section 11.14	Amendment

No amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a Party to this Agreement at the time of the amendment, supplement, restatement or termination.

Section 11.15	Waiver

No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the Parties to this Agreement entitled to grant the waiver. No failure to exercise, and no delay in exercising, any right or remedy, under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision.

Section 11.16	Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)	the legality, validity or enforceability of that provision in any other jurisdiction.

Section 11.17	Assignment and Enurement

Except as expressly set forth herein, no Party may assign its rights or obligations under this Agreement. Purchaser may assign its right or obligations under this Agreement to a wholly owned Subsidiary of Guarantor without the consent of Vendor; provided that such Subsidiary has agreed in writing to be bound by this Agreement and is capable of fulfilling Purchaser’s obligations hereunder; provided further that Guarantor’s obligations under the Guarantee shall continue in respect of this Agreement (and such assignment will not be effective until the Vendor has received a written agreement, in a form and substance satisfactory to the Vendor, which provides for the continuation of all of the Guarantor’s obligations under the Guarantee in respect of the Subsidiary and this Agreement). This Agreement enures to the benefit of and binds the Parties and their respective successors and permitted assigns. For greater certainty, permitted assigns shall include successors by amalgamation, and nothing in this Section 11.17 shall prohibit the Purchaser and/or any Affiliate of the Purchaser from amalgamating with PCLI at any time following the Closing.

Section 11.18	Counterparts and Electronic Transmission

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first above written.

SUNCOR ENERGY INC.

By:	/s/ Kristopher Smith
Name:	Kristopher Smith
Title:	Executive Vice President, Downstream

9952110 CANADA INC.

By:	/s/ Thomas G. Creery
Name:	Thomas G. Creery
Title:	Senior Vice President, Commercial

[Signature Page – Share Purchase Agreement]